08002892

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Even Construtora e Incorporadora SA

*CURRENT ADDRESS Rua Funchal, 418

29º e 30º pavimentos

Conjuntos 2001 e 3001

Condominio

**FORMER NAME E-Tower São Paulo

Vila Olimpia

**NEW ADDRESS CEP 04551-060

Brazil

PROCESSED

JUN 02 2008

THOMSON REUTERS

ILE NO. 82- 35201 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/29/08

Even Construtora e Incorporadora S.A.

Corporate Taxpayer's ID (CNPJ) 43.470.988/0001-65
Corporate Registry ID (NIRE) 35.300.329.520

Minutes of the Board of Directors' Meeting held on January 29, 2007

Date, Time and Place: On January 29, 2007, at 10:00 a.m., at the Company's headquarters, located at Rua Funchal, 418, 29° e 30° pavimentos – Conjuntos 2901 e 3001 – CONDOMÍNIO E-TOWER SÃO PAULO, in the city and state of São Paulo, CEP 04551-060.

Attendance: All the members of the Company's Board of Directors, Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Marcos Alberto Lederman, Claudio Kier Citrin.

Presiding Board: Chairman: Mr. Carlos Eduardo Terepins
Secretary: Mr. Abrão Muszkat

Agenda: To examine and ratify the execution of the transactions of working capital and agreements of hot account with Banco Itaú BBA S/A.

Resolutions Taken by Unanimous Vote:

(a) The Board members resolved, by unanimous vote, to ratify the engagement, by the Company, of the following transactions with Banco Itaú BBA S/A.: (i) Working Capital Agreement No. 100406100000600 as of October 13, 2006, in the amount of five million reais (R$5,000,000.00); (ii) Working Capital Agreement No. 100106110001300 as of November 29, 2006, in the amount of ten million reais (R$10,000,000.00); (iii) Working Capital Agreement No. 100106112000500 as of December 14, 2006, in the amount of fifteen million reais (R$15,000,000.00); (iv) Working Capital Agreement No. 100106120002200 as of December 26, 2006, in the amount of ten million reais (R$10,000,000.00); (v) Hot Account Agreement as of August 29, 2006, in the amount of one million reais (R$1,000,000.00); (vi) Hot Account Agreement as of September 11, 2006, in the amount of one hundred thousand reais (R$100,000.00), and the Board also

expressly ratified the engagement of said transactions by Officers and/or attorneys-in-fact of the Company.

Closure: There being no further business to discuss, the Chairman adjourned the meeting for the time necessary to draw up these minutes which, after being read and found in compliance, were signed by all attending members. Carlos Eduardo Terepins – Chairman, Abrão Muszkat – Secretary. Board Members: Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Marcos Alberto Lederman and Claudio Kier Citrin.

This is a free translation of the original instrument drawn up in the Company's records.

Abrão Muszkat
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Registry ID (NIRE) 35.300.329.520
Corporate Taxpayer's ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 6, 2007

DATE AND PLACE: On February 6, 2007, at 10:00 a.m., at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, Conjuntos 2001 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia.

ATTENDANCE: Attendees: Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Marcos Alberto Lederman and Cláudio Kier Citrin, representing the total members of the Company's Board of Directors.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

CALL: Call was waived pursuant to Article 11 of the Company's bylaws.

RESOLUTION: The board members were informed about the resignation requests prepared by Mr. ALVARO LUÍS AFONSO SIMÕES, from the position of Chief Financial, Administrative and Investors Relations Officer, and thanked the resigning member for the good service that he rendered to the Company. The board members resolved, by unanimous vote, to approve the election of CARLOS EDUARDO TEREPINS, a Brazilian citizen, married, civil engineer, Identity Card (RG) No. 3.533.312, issued by the Public Security Office of the State of São Paulo and Individual Taxpayer's Register (CPF/MF) No. 771.861.508-10, domiciled in the city and state of São Paulo, with business address at the Company's headquarters, located at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia, for the position of Chief Financial, Administrative and Investors Relations Officer, with term of office until the first meeting of the board of directors to be held after the Company's annual general meeting to be held in the first four months of 2007.

Thus, the composition of the Company's Board of Executive Officers is the following: (i) Carlos Eduardo Terepins as Chief Executive Officer and Chief Financial,

Administrative and Investors Relations Officer; (ii) Abrão Muszkat as Chief Corporate Affairs Officer; (iii) Silvio Luiz Gava as Chief Technical Officer; and (iv) João Eduardo de Azevedo Silva as Chief Development Officer.

The officer elected at this meeting expressly declares not to be involved in any crime provided for in law which may hinder him from exercising business activities and presents herein a declaration and résumé, pursuant to CVM Rule 367, as of May, 2002, which will be filed in the Company's headquarters.

CLOSURE: There being no further business to discuss, these minutes were drawn up and read, found in compliance, approved by unanimous vote and signed by all.

This present instrument is a free English translation of the minutes of the board of directors' meeting of EVEN CONSTRUTORA E INCORPORADORA S.A., held on February 6, 2007 drawn up in the Company's records. *(sgd.)* CARLOS EDUARDO TEREPINS; LUIS TEREPINS; ABRÃO MUSZKAT; MARCOS ALBERTO LEDERMAN AND CLÁUDIO KIER CITRIN.

São Paulo, February 6, 2007.

Abrão Muszkat
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Registry ID (NIRE) 35.300.329.520
Corporate Taxpayer's ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON FEBRUARY 6, 2007

DATE AND PLACE: On February 6, 2007, at 10:00 a.m., at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, Conjuntos 2901 e 3001 of Condomínio E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the total capital stock, therefore call notices were waived as per Article 124, paragraph 4, of Law no. 6,404/76.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

AGENDA: Issuance for public subscription of debentures, pursuant to Article 52 and the following articles of Law no. 6,404/76 and other relevant legal provisions.

RESOLUTION: The shareholders resolved by unanimous vote and without any restrictions to approve the following matters comprising the agenda:

(i) First issuance of debentures carried out by the Company, according to the following characteristics ("First Issuance"); (a) Total Issuance Amount: the total issuance amount is fifty million reais (R$50,000,000.00); (b) Number: fifty (50) debentures ("Debentures"); (c) Tranches: the issuance shall be carried out in one single tranche; (d) Form: The debentures shall be issued under the registered, book-entry form, without the issuance of certificates; (e) Type: The Debentures shall be subordinated, pursuant to article 58, paragraph 4, of Law No. 6,404/76; (f) Face value: the Debentures shall have a face value per unit of one million reais (R$1,000,00.00), on the issuance date; (g) Issuance Date: for all legal purposes, the issuance date of the Debentures shall be February 1, 2007; (h) Maturity Term and Date: the term of maturity for the Debentures shall be five (5) years, counted from the Issuance Date, therefore, the term is valid up to February 1, 2012; (i) Convertibility: the Debentures shall be convertible into common shares issued by the Company at any time, according to the option of the Debenture holders, as of the Issuance Date until the

Maturity Date, provided that the conversion refers to all Debentures held, and the partial conversion of the Debentures is forbidden. The Debentures shall be converted into common shares of the Company, according to the following formula: Number of Shares = VNA/Share Amount, in which: (i) Number of Shares = number of common shares issued by the Company into which each Debenture may be converted; (ii) VNA = Face Value of each Debenture, plus Monetary Restatement, calculated from the Issuance Date until the Conversion Date; and (iii) Share Amount = the greatest amount per common share issued by the Company obtained from the following alternatives: (a) the product of the division of R$550,000,000.00 on a basis previous to the Conversion of Debentures (pre-money), plus the Monetary Restatement, calculated from the Issuance Date until the respective Conversion Date, by 46,004,412 shares, corresponding to the total number of shares issued by the Company, as per provisions below; or (b) 50% of the price per share of the Company in case of a initial public offering of its shares registered for trading on the stock exchange (yet, before the beginning of the trading session). The number of common shares into which each Debenture may be converted shall be automatically adjusted whenever there is a capital increase by bonus, stock split or reverse split, at any account, which may occur as of the Issuance Date. The Debenture holders who wish to convert their Debentures into common shares issued by the Company shall exercise this right by means of (i) procedures of CETIP (Custody and Settlement Chamber) and/or CBLC (Brazilian Clearing and Depositary Corporation), as the Debentures are held in custody at CETIP or CBLC and the Debenture holder has an individual account; or (ii) written notice to the Depositary Institution, with a copy to the Fiduciary Agent, in other cases, requiring the conversion and informing the Debenture holder's name and the number of Debentures held ("Conversion Requirement"). The Company, jointly with the Mandatory Bank, shall control and confirm the Conversion Requirement, and the verification of the total number of debentures. For all purposes, the date of conversion of Debentures shall be the date of the delivery of the Conversion Requirement ("Conversion Date"). The fractions of shares arising from the conversion performed pursuant to this Deed of Issuance shall be payable by the Company, in cash, and must be paid up to the tenth (10th) business day after the Conversion Date, plus Interest, calculated *pro rata temporis* as of the Issuance Date or the last date when the interest was paid, as the case may be, up to the effective date of payment. The conversion of any Debenture into common shares issued by the Company shall automatically result in the cancellation of the respective Debenture, and the loss of the rights referring to the Debenture provided for in the deed, except the right of receiving Interest, calculated *pro rata temporis* as of the Issuance Date or the last date when the Interest was paid, as the

case may, up to the effective date of payment, to be paid up to thirty (30) days from the respective Conversion Date. The common shares issued by the Company resulting from the conversion of Debentures shall have the same characteristics and conditions, and shall have the same rights and advantages attributed to the other common shares issued by the Company, as per the bylaws. The capital increases arising from the conversion of Debentures into common shares issued by Company, pursuant to provisions set forth in article 166, section III, of Law 6,404/76 and in the Company's bylaws, shall be registered in the Board of Trade of the State of São Paulo within at most thirty (30) days counted from the respective consummation date. Pursuant to the provisions in Law No. 6,404/76, the Company's shareholders herein waive their preemptive right for subscription of Debentures, and provisions set forth in item "Placement" below must be observed; (j) Amortization: The Face Value of Debentures shall be paid in one single installment on the Maturity Date, except for the Debentures converted into shares; (k) Compensation and Monetary Restatement: The Face Value of the Debentures shall be restated as of the Issuance Date up to the Maturity Date, due to the variation of the closing quotation of the exchange selling rate of reais for US dollars, available in SISBACEN, transaction PTAX800, Option 5, referring to the business day immediately before the date in question, and the result of the restatement shall be added to the Face Value of Debentures for calculation purposes of the monetary value of any right or obligation represented by the Debentures. The Monetary Restatement shall be payable, in domestic currency, in one (1) single installment on the Maturity Date; (l) Term and Form of Subscription: the Debentures shall be subscribed, at any time, in up to six (6) months counted from the of publication of the Announcement of Commencement, by means of procedures of CETIP; (m) Placement: the placement of Debentures shall be under the system of best efforts and for exclusive subscription by Spinnaker Asset Management – SAM Limited and/or by a subsidiary, associated company, or subject to common control, of Spinnaker Asset Management – SAM Limited. The Offering shall be carried out even if only one Debenture is placed; (n) Renegotiation: there shall be no renegotiation scheduled; (o) Optional Early Redemption: at any moment, the Company may redeem in advance the total outstanding Debentures (and only the total), provided that the following conditions are cumulatively met: (i) the Company issues and grants a subscription bonus, replacing the Debentures to be redeemed and giving the right to the subscription of common shares issued by the Company in the number and price equivalent to the conversion conditions of Debentures, provided that any expenses and taxes possibly resulting from this redemption shall be entirely supported by the Company; (ii) a notice is published at least thirty (30) days before the date of

redemption ("Date of Optional Early Redemption"), informing (a) the total redemption, to be coordinated by the Fiduciary Agent; (b) the date of Optional Early Redemption; and (c) any other necessary information to the event; and (iii) payment of the outstanding Face Value, plus the Compensation, which is calculated *pro rata temporis*, as of the Issuance Date or the last date on which the Compensation was paid, as the case may be, up to the Optional Advanced Redemption Date, considering that the redeemed Debentures according to the terms provided for herein must be cancelled by the Company; (p) Early Maturity: the Debentures are subject to the clauses of specific early maturity, as provided for in the deed of issuance;

(ii) As a result of the resolutions above, the Company's management is authorized to take all measures in order to promote the registration of distribution of the First Issuance before the Brazilian Securities and Exchange Commission and other proper bodies, and to negotiate and execute the deed of issuance and to sign any document related to the distribution of the First Issuance, to contract financial institutions, which are authorized to operate in the capital markets, to perform the placement of debentures and to contract the fiduciary agent, mandatory bank, bookkeeper and centralizing bank, determining the respective fees.

CLOSURE: There being no further business to discuss, these minutes were drawn up and read, found in compliance, approved by unanimous vote and signed by all.

This present instrument is a free English translation of the minutes of the extraordinary general meeting of EVEN CONSTRUTORA E INCORPORADORA S.A., held on February 6, 2007, drawn up in the Company's records. Carlos Eduardo Terepins (Chairman); Abrão Muszkat (Secretary); shareholders: Kary Empreendimentos e Participações S/A (by Abrão Muszkat and David Cytrynowicz); Pradesol Corporation Sociedad Anonima (by Claudio Kier Citrin and Rubens Antonio Tiburski), Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Claudio Kier Citrin and Marcos Alberto Lederman.

São Paulo, February 6, 2007.

Abrão Muszkat
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Taxpayer's ID (CNPJ) 43.470.988/0001-65
Corporate Registry ID (NIRE) 35.300.329.520

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 12, 2007 AT 10:00 A.M.

1. **DATE, TIME AND PLACE OF THE MEETING:** On February 12, 2007, at 10:00 a.m., at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, Conjuntos 2001 e 3001, Condomínio E-Tower São Paulo, Vila Olímpia, CEP 04551-060.

2. **ATTENDANCE:** All members of the Company's Board of Directors, Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Marcos Alberto Lederman and Claudio Kier Citrin.

3. **PRESIDING BOARD:** **Chairman:** Mr. Carlos Eduardo Terepins
Secretary: Mr. Abrão Muszkat

4. **AGENDA:** To resolve on (i) raising a bridge loan in the amount of up to fifty million reais (R$50,000,000.00) in order to finance the working capital needs of the first quarter of 2007; and (ii) other matters of the Company's interest.

5. **RESOLUTIONS TAKEN BY UNANIMOUS VOTE AND WITHOUT ANY RESTRICTIONS:** The Board members resolved, by unanimous vote and without any restrictions, to authorize:

(i) the Executive Officers to raise the bridge loan in the amount of up to fifty million reais (R$50,000,000.00) in order to finance the working capital needs of the first quarter of 2007 and to be paid with the funds received from the issuance of convertible debentures.

6. **CLOSURE**: There being no further business to discuss, the Chairman adjourned the meeting for the time necessary to draw up these minutes which, after being read and found in compliance, were signed by all attending board members. Carlos Eduardo Terepins – Chairman, Abrão Muszkat – Secretary. Board Members: Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Marcos Alberto Lederman and Claudio Kier Citrin.

I certify this is a free English translation of the original instrument drawn up in the Company's records.

Carlos Eduardo Terepins	**Abrão Muszkat**
Chairman	Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Taxpayer's ID (CNPJ) 43.470.988/0001-65
Corporate Registry ID (NIRE) 35.300.329.520

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON FEBRUARY 13, 2007

DATE AND PLACE: On February 13, 2007, at 10:00 a.m., at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, Conjuntos 2901 e 3001 of Condomínio E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the total capital stock, therefore call notices were waived as per Article 124, paragraph 4, of Law No.6,404/76.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman.
Abrão Muszkat – Secretary

AGENDA: (a) to authorize the Company to carry out a public offering of primary distribution of shares issued by the Company, pursuant to CVM Rule 400 as of December 29, 2003, as amended ("CVM Rule 400"); (b) to authorize the Company's adhesion to the special listing segment of the São Paulo Stock Exchange called Novo Mercado; and (c) to approve the guidelines for structuring and implementation of the Stock Option Plan; and (d) other matters of interest to the Company.

RESOLUTION : The shareholders resolved by unanimous vote and without any restrictions to approve the following:

(a) to authorize the Company to carry out the public offering of primary distribution of common shares issued by the Company ("Primary Offering"), jointly with the public offering of secondary distribution of common shares issued by the Company held by certain shareholders of the Company ("Secondary Offering" and, together with the Primary Offering, "Offering"). The Offering will be carried out in Brazil, subject to the registration with the Brazilian Securities and Exchange Commission ("CVM"), in the non-organized over-the-counter market, upon the coordination of Banco Itaú BBA S.A. ("Leader Manager") and Banco UBS Pactual S.A. ("UBS Pactual" and, together with the Leader Manager, the "Coordinators"), and the participation of certain financial institutions integrating the distribution system of securities hired by the Coordinators, in

compliance with the procedures set forth in CVM Rule 400/03, and with placement efforts in the United States of America, by means of investment mechanisms ruled by the National Monetary Council, by the Brazilian Central Bank and by the CVM, for qualified institutional investors, as set forth in Rule 144A issued by the Securities and Exchange Commission of the United States of America ("SEC"), in transactions free from registration pursuant to the provisions in the Securities Act of 1993 ("Securities Act") and regulations issued based on the Securities Act, and in the other countries, except for Brazil and United States of America, according to the procedures provided for in the Regulation S issued by SEC, in compliance with the legislation in force in the country where each investor is domiciled;

(b) To approve the adhesion of the Company to the special listing segment of the São Paulo Stock Exchange, called Novo Mercado, and to authorize the members of the Company's Board of Executive Officers to take all necessary measures, as per requirements of the Novo Mercado's Listing Regulation;

(c) To approve the guidelines for structuring and implementing the Company's Stock Option Plan, which is destined to the Company's management, pursuant to Article 168, paragraph 3 of Law 6,404/76, observing that the stock options to be offered to the management will represent at most five per cent (5%) of the total shares representing the Company's capital ("Stock Option Plan"). The Company's Board of Directors will have broad powers, observing the limit set forth herein, to prepare and define the rules applicable to the granting, term of exercise, issuance price and other terms and conditions related to options granted by the Company within the scope of the Stock Option Plan;

(d) To ratify the other acts already practiced by the Board of Executive Officers regarding the Offering.

CLOSURE: There being no further business to discuss, these minutes were drawn up and read, found in compliance, approved by unanimous vote and signed by all.

This is a free translation of the minutes of the extraordinary general meeting of Even Construtora e Incorporadora S.A., held on February 13, 2007 drawn up in the Company's records. Carlos Eduardo Terepins (Chairman); Abrão Muszkat (Secretary); shareholders: Kary Empreendimentos e Participações S.A. (by Abrão Muszkat and David Cytrynowicz); Pradesol Corporation Sociedad Anonima (by Claudio Kier Citrin

and Rubens Antonio Tiburski), Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, David Cytrynowicz, Claudio Kier Citrin and Marcos Alberto Lederman.

São Paulo, February 13, 2007.

____

Abrão Muszkat
Secretary

RECEIVED
2008 MAY -1 A 7:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Registry ID (NIRE) 35.300.329.520
Corporate Taxpayer's ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 16, 2007

DATE AND PLACE: On February 16, 2007, at 10:00 a.m., at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, Conjuntos 2001 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia.

ATTENDANCE: Attendees: Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Marcos Alberto Lederman and Cláudio Kier Citrin, representing the total members of the Company's Board of Directors.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

CALL: Call was waived pursuant to sole paragraph of Article 16 of the Company's Bylaws, considering that all the members of the Company's Board of Directors attended the meeting.

AGENDA: (i) Election of the new member of the Company's Board of Executive Officers; and (ii) Reelection of the other members of the Company's Board of Executive Officers.

RESOLUTION: The Board members resolved, by unanimous vote and without any restriction, the following:

(i) Mr. CARLOS EDUARDO TEREPINS will hold only the position of Chief Executive Officer of the Company, therefore he will no longer hold the position of Chief Financial, Administrative and Investors Relations Officer for which he was elected at the board of directors' meeting held on February 6, 2006, thus the Board members elect herein Mr. HÉLIO BAPTISTA NOVAES, a Brazilian citizen, engineer, divorced, Identity Card (RG) No. 1.495.603-SSP/MG and Individual Taxpayer's Register (CPF/MF) No. 481.530.286-34, domiciled in the city and state of São Paulo, with business address at

the Company's headquarters, located at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia, to hold the position of Chief Financial, Administrative and Investors Relations Officer, with term of office until the annual general meeting of the Company which approves the financial statements of the year ending on December 31, 2008.

(ii) To reelect for the positions of members of the Company's Board of Executive Officers, with term of office until the Company's annual general meeting which approves the financial statements for the year ending on December 31, 2008, Messrs.: (a) CARLOS EDUARDO TEREPINS, a Brazilian citizen, married, civil engineer, Identity Card (RG) No. 3.533.312-SSP/SP and Individual Taxpayer's Register (CPF/MF) No. 771.861.508-10, domiciled in the city and state of São Paulo, with business address at the Company's headquarters, located at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia, for the position of Chief Executive Officer; (b) ABRÃO MUSZKAT, a Brazilian citizen, married, economist, Identity Card (RG) No. 2.935.505-SSP/SP and Individual Taxpayer's Register (CPF/MF) No. 030.899.598-87, with business address at the Company's headquarters, located at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia, for the position of Chief Corporate Affairs Officer; (c) SILVIO LUIZ GAVA, a Brazilian citizen, married, engineer, Identity Card (RG) No. 14.334.434-SSP/SP and Individual Taxpayer's Register (CPF/MF) No. 114.403.478-75, with business address at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia, for the position of Chief Technical Officer; and (d) JOÃO EDUARDO DE AZEVEDO SILVA, a Brazilian citizen, single, engineer, Identity Card (RG) No. 24.610.574-4-SSP/SP and Individual Taxpayer's Register (CPF/MF) No. 213.955.338-14, with business address at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, Condomínio E-Tower São Paulo, CEP 04551-060, Vila Olímpia, for the position of Chief Development Officer.

with the resolutions taken above, the Board of Executive Officers of the Company is composed as follows: (a) Carlos Eduardo Terepins, as Chief Executive Officer; (b) Abrão Muszkat, as Chief Corporate Affairs Officer; (c) Hélio Baptista Novaes, as Chief Financial, Administrative and Investors Relations Officer; (d) Silvio Luiz Gava, as Chief Technical Officer; and (e) João Eduardo de Azevedo Silva, as Chief Development Officer.

The above mentioned Executive Officers declared, under the penalties of the law, not to be hindered, by special law, from exercising the management of companies, and neither convict or under effects of conviction, to penalty that prohibits, even temporarily, the access to public positions; or due to crime of bankruptcy, malfeasance, bribery or subornation, graft, embezzlement; or against the welfare, against the national financial system, against the competition defense rules, against the consumption relations, full faith and credit or propriety, and are, since then, invested in the positions for which they were elected, upon the execution of the respective Instruments of Investiture in the Company's records.

CLOSURE: There being no further business to discuss, these minutes were drawn up and read, found in compliance, approved by unanimous vote and signed by all.

This present instrument is a free English translation of the minutes of the board of directors' meeting of EVEN CONSTRUTORA E INCORPORADORA S.A., held on February 16, 2007, drawn up in the Company's records. *(sgd.)* Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Marcos Alberto Lederman and Cláudio Kier Citrin.

São Paulo, February 16, 2007.

____

Abrão Muszkat

Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Registry ID (NIRE) no. 35.300.329.520
Corporate Taxpayer's ID (CNPJ) no. 43.470.988/0001-65

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON FEBRUARY 16, 2007

DATE AND PLACE: On February 16, 2007, at 1:00 p.m., at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal n° 418, 29° e 30° pavimentos, Conjuntos 2901 e 3001 of Condomínio E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the total capital stock. The call notices were waived, in accordance with paragraph 4 of article 124 of Law 6,404176.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

AGENDA: (a) full amendment to the Company's Bylaws, to adapt them to the provisions of the Novo Mercado Listing Regulation of BOVESPA; (b) approval of the resignation of a member of the Company's Board of Directors; (c) election of new members of the Company's Board of Directors; and (d) reelection of the members of the Company's Board of Directors elected in March 17, 2006.

RESOLUTION: The shareholders resolved, by unanimous vote and without any restrictions, to approve the following:

(a) To approve the proposal of full amendment to the Company's Bylaws, which, duly consolidated and approved by the shareholders, reflecting the terms and conditions of the Novo Mercado Listing Regulation of BOVESPA, will take effect with the wording in Exhibit I to these minutes.

(b) To approve the resignation of Mr. MARCOS ALBERTO LEDERMAN, to the position of member of the Company's Board of Directors, whose election occurred at the General Shareholders' Meeting held on March 17, 2006, with effect as of this date. The shareholders thanked the referred board member for the services provided to the Company.

(c) To elect the persons indicated below for the position of member of the Company's Board of Directors, with term of office until the Company's annual general meeting which approves the financial statements for the year to end on December 31, 2008: (i) RUBENS ANTONIO TIEURSKI, a Brazilian citizen, married, businessmen, Identity Card (R.G.) no. 1.840.550-SSP-PR, Individual Taxpayer's Register (CPF/MF) no. 321.282.239-20, domiciled in the city and state of São Paulo, with office at Alameda Santos, 1940, 2º andar, conjunto 22, Cerqueira César, CEP 01418-200; (ii) PAOLO ZAGHEN, an Italian citizen, married, business administrator, Identity Card (R.G.) no. 2.927.833-8-SSP/SP, Individual

Taxpayer's Register (CPF/MF) no. 112.551538-49, domiciled in the city and state of São Paulo, at Rua Dr. Oliveira Pinto, nº 192, JD Paulistano, CEP 01444-010, in the capacity of independent board member, under the terms and for the purposes of the provisions in the Novo Mercado Listing Regulation of BOVESPA; and (ii) LIDIA GOLDENSTEIN, a Brazilian citizen, single, economist, Identity Card (R.G.) no. 5.899.260 0-SSP/SP, Individual Taxpayer's Register (CPF/MF) no. 007.551.608.00, domiciled in the city and state of São Paulo, at Rua Pernambuco, nº 15, ap. 41, Higienópolis, CEP 01240-020, in the capacity of independent board member, under the terms and for the purposes of the provisions in the Novo Mercado Listing Regulation of BOVESPA.

(d) In view of the provisions in Paragraph 5 of article 12 of the Company's Bylaws approved herein, which establish for the members of the Board of Directors an unified term of office of two (2) years, the shareholders decide to reelect the board members indicated below, whose election occurred at the General Shareholders' Meeting held on March 17, 2006. Thus their terms of office will take effect as of this date, until the Company's annual general meeting which approves the financial statements for the year to end on December 31, 2008: (i) CARLOS EDUARDO TEREPINS, a Brazilian citizen, married, civil engineer, Identity Card (R.G.) no. 3.533.312-SSP/SP, Individual Taxpayer's Register (CPF/MF) no. 771.861,508-10, domiciled in the city and state of São Paulo, at Rua Jacupiranga, 88, Jardim América, CEP 01440-050, for the position of Chairman of the Company's Board of Directors; (ii) LUIS TEREPINS, a Brazilian citizen, married, civil engineer, Identity Card (R.G.) no. 3.533.242-SSP/SP, Individual Taxpayer's Register (CPF/MF) no. 913.274.318-15, domiciled in the city and state of São Paulo, at Praça Antonio Duarte Amaral, 80, Jardim Paulistano, CEP 01443-070; (iii) ABRÃO MUSZKAT, a Brazilian citizen, married, economist, Identity Card (R.G.) no. 2.935.505-SSP/SP, Individual Taxpayer's Register (CPF/MF) no. 030.899.598-87, domiciled in the city and state of São Paulo, at Rua Barão de Capanema, 366, 7º andar, Cerqueira César, CEP 01411-010; and (iv) CLAUDIO KIER CITRIN, a Brazilian citizen, married, businessman, Identity Card (R.G.) no. 102.483.307-9-SSP-RS, Individual Taxpayer's Register (CPF/MF) no. 364.228.000-53, domiciled in the city and state of São Paulo, with office at Alameda Santos 1940, 2°. andar, conjunto 22, Cerqueira César, CEP 01418-200.

With the provisions above, the Company's Board of Directors will be composed of Messrs. (i) CARLOS EDUARDO TEREPENS, as Chairman of the Board of Directors; (ii) Lins TEREPINS; (iii) ABRÃO MUSZKAT; (iv) CLÁUDIO KEER CITRIN, (v) RUBENS ANTONIO TIBURSKI; (vi) PAOLO ZAGHEN; and (vii) LIDIA GOLDENSTEIN, all of them with term of office until the Company's annual general meeting which approves the financial statements for the year to end on December 31, 2008.

The members of the Board of Directors indicated above declared, under the penalties of the law, not to be hindered, by special law, from exercising the management of companies, and neither convict or under effects of conviction, to penalty that prohibits, even temporarily, the access to public positions; or due to crime of bankruptcy, malfeasance, bribery or subornation, graft, embezzlement; or against the welfare, against the national financial system, against the competition defense rules, against the consumption relations, full faith and credit or propriety, and are, since then, invested in the positions for which they were elected, upon the execution of the respective Instruments of Investiture in the Company's

records.

CLOSURE: There being no further business to discuss, these minutes were drawn up and read, found in compliance, approved by unanimous vote and signed by all.

This present instrument is a free English translation of the minutes of the extraordinary general meeting of EVEN CONSTRUTORA E INCORPORADORA S.A., held on February 16, 2007, drawn up in the Company's records. Carlos Eduardo Terepins (Chairman); Abrão Muszkat (Secretary); shareholders: Kary Empreendimentos e Participações S.A. (by Abrão Muszkat and David Cytrynowicz); Pradesol Corporation Sociedad Anonima (by Claudio Kier Citrin e Rubens Antonio Tiburski), Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Claudio Kier Citrin and Marcos Alberto Lederman.

São Paulo, February 16, 2007

____

Abrão Muszkat

Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Taxpayer's ID (CNPJ/MF) no.43.470.98810001-65
Corporate Registry ID (NIRE) 35.300.329.520

EXIHIBIT I

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON 02.16.2007

BYLAWS

OF

EVEN CONSTRUTORA E INCORPORADORA S.A.

CHAPTER I - NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Even Construtora e Incorporadora S.A. (the "Company") is a corporation ruled by the provisions in these Bylaws and by the legal applicable provisions, including Law 6,404 as of December 15, 1976, as amended (the "Corporation Law").

Sole Paragraph. With the admission of the Company in the Novo Mercado of the São Paulo Stock Exchange ("BOVESPA"), the Company, its shareholders, managers and members of the Fiscal Council, when instated, are subject to the provisions of the Novo Mercado Listing Regulation of BOVESPA (the "Novo Mercado Regulation").

Article 2. The Company's headquarters is in the city of São Paulo, state of São Paulo.

Sole Paragraph. Upon resolution of the Board of Executive Officers, the Company may open, change, close or alter the addresses of branches, agencies, offices or sales offices of the Company in any part of the country or abroad, in compliance with the legal formalities.

Article 3. The Company has as corporate purpose:

(i) the construction of real estate by its own or by third parties, lots, developments;

(ii) the provision of professional civil engineering and real estate advisement services;

(iii) the purchase and sale of real estate;

(iv) the management of the receivables portfolio of real estate financings or of own real estate projects or of third parties; and

(v) the interest, as partner, shareholder or quotaholder, in other companies.

Article 4. The Company's duration term is undetermined.

CHAPTER II - CAPITAL STOCK AND SHARES

Article 5. The Company's capital stock, fully subscribed, is ninety nine million, six hundred sixty six thousand, seven hundred forty reais (R$99,666,740.00), represented by forty six million, four thousand, four hundred twelve (46,004,412) non-par registered book-entry common shares.

Paragraph 1. The Company's capital stock will be exclusively represented by common shares.

Paragraph 2. Each registered common shares is entitled to one vote in the resolutions of the Company's General Meetings.

Paragraph 3. All the Company's shares are book-entry and will be kept in a deposit account, on behalf of their holders, in a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM") with whom the Company keeps a custody agreement in effect, without the issuance of certificates.

Paragraph 4. The depository institution may charge the shareholders the cost of the service of transfer and registration of the ownership of book-entry shares, as well as the cost of services related to the shares held in custody, in compliance with the maximum limits established by the CVM.

Paragraph 5. The issuance by the Company of preferred shares or founders' shares is prohibited.

Paragraph 6. The shares will be indivisible in relation to the Company. When the share belongs to more than one person, the rights granted to it will be exercised by the representative of the condominium.

Article 6. The Company is authorized to increase the capital stock up to the limit of five hundred fifty million reais (R$550,000,000.00), represented by non-par registered book-entry common shares, regardless of bylaws amendment, by resolution of the Board of Directors, to whom it will be incumbent upon to set forth the issuance conditions, inclusively price, term and their payment form.

Paragraph 1. The Company may issue common shares, debentures convertible into common shares and subscription bonuses within the authorized capital limit.

Paragraph 2. At the discretion of the Board of Directors, the preemptive right may be excluded or the term for its exercise may be reduced, in the issuances of common shares, debentures convertible into common shares and subscription bonuses, whose placement is made by means of (1) sale on a stock exchange or by means of public subscription, or (ii) exchange of shares, in a public offering of control acquisition, pursuant to the law, and within the authorized capital limit.

Article 7. The Company may, by resolution of the Board of Directors and in accordance with the plan approved by the General Meeting, grant purchase or subscription option of shares, without preemptive right to shareholders, in favor of the managers, employees or natural persons who provide services to the Company or to direct or indirect subsidiaries of the Company.

CHAPTER III - GENERAL SHAREHOLDERS' MEETING

Article 8. The General Meeting will meet, on an ordinary basis, within the first four (4) months following the end of each fiscal year and, on an extraordinary basis, whenever required by social interests, in compliance with the pertinent legal prescriptions and provisions of these Bylaws in its call, instatement and resolution.

Sole Paragraph. The General Meetings will be called, at least, fifteen (15) consecutive days in advance and chaired by the Chairman of the Board of Directors or, in this absence, by his substitute. A shareholder chosen by the Chairman of the Meeting among the attendees will be his secretary.

Article 9. To take part in the General Meeting, the shareholder shall deposit in the Company, at least three (3) consecutive days in advance, counted from the date of the respective meeting: (i) a receipt issued by the depository financial institution of the book-entry shares held by him or in custody, pursuant to Article 126 of the Corporation Law; and (ii) a power of attorney, duly regulated pursuant to the law and to these Bylaws, in the assumption of representation of the shareholder. The shareholder or his legal representative shall attend the General Meeting with documents that prove his identity.

Sole Paragraph. The shareholder may be represented at the General Meeting by an attorney-in-fact constituted less than one (1) year, who is a shareholder, manager of the Company, attorney, financial institution or manager of investment funds who represents the condominium holders.

Article 10. The resolutions of the General Meeting, except the special assumptions provided for by the law and by these Bylaws, will be taken by absolute majority vote. Blank votes will not be computed.

CHAPTER IV - MANAGEMENT

Article 11. The Company will be managed by a Board of Directors and by a Board of Executive Officers, with powers granted by the applicable law and in accordance with these Bylaws.

Sole Paragraph. The investiture of the managers will be subject to the previous subscription of the Instrument of Agreement of the Managers set forth in the Novo Mercado Regulation.

BOARD OF DIRECTORS

Article 12. The Board of Directors will be composed of seven (7) members, of which one will be its Chairman and another its Vice Chairman, all shareholders, elected by the General Meeting and dismissible by it any time.

Paragraph 1. The Board of Directors will be composed of, at least, twenty percent (20%) of independent board members, who shall be expressly declared as such at the General Meeting which elects them. It is considered independent the board member who (i) does not have any connection with the Company, except interest in the capital stock; (ii) is not a controlling shareholder, spouse or relative up to the second degree of the controlling shareholder, is not and has not been in the last three (3) years connected to a company or entity related to the controlling shareholder (persons connected to education and/or research institutions are excluded from this restriction); (iii) has not been in the last 3 (three) years an employee or officer of the Company, of the controlling shareholder or of a subsidiary of the Company; (iv) is not a supplier or purchaser, direct or indirect, of services or products of the Company, in an importance that implies loss of independence; (v) is not an employee or manager of a company or entity which is offering or demanding services and/or products to the Company; (vi) is not an spouse or relative up to the second degree of any manager of the Company; or (vii) does not receive another compensation of the Company in addition to the one of board member (cash dividends coming from a possible interest in the capital are excluded from this restriction).

Paragraph 2. When the application of the percentage defined in Paragraph 1 above results in a fractional number of board members, there will be the rounding to the whole number: (i) immediately higher, if the fraction is equal or higher than five tenths (0.5); or (ii) immediately lower, if the fraction is lower than five tenths (0.5).

Paragraph 3. Those elected as provided for in Article 141, Paragraphs 4 and 5, of the Corporation Law will be considered independent board members.

Paragraph 4. It may not be elected to the Board of Directors, except exemption of the General Meeting, that who:

(i) is an employee or holds a position in a company that may be considered a competitor of the Company; or

(ii) has or represents an interest conflicting with the Company.

Paragraph 5. The term of office of the members of the Board of Directors will be unified of two (2) years, except for dismissal. Reelection is allowed. The members of the Board of Directors will remain in the exercise of their positions until the election and investiture of their successors.

Paragraph 6. It is incumbent upon the Chairman of the Board of Directors, in addition to the own attributions of his position and the other attributions provided for in

these Bylaws:

(i) to coordinate the activities of the two management bodies of the Company; and

(ii) to call, on behalf of the Board of Directors, the General Meeting and chair it.

Paragraph 7. It is incumbent upon the Vice Chairman of the Board of Directors, in addition to the own attributions of his position:

(i) to replace the Chairman, in the events of impediment, vacancy or absence, as provided for in these Bylaws; and

(ii) to inspect the management of the officers, examine, any time, the books and papers of the Company, require clarifications about businesses, agreements and any other acts, before or after their execution, in order to present these matters to the resolution of the Board of Directors.

Article 13. The members of the Board of Directors will be invested in office upon the execution of the respective term drawn up in the book of Minutes of the Board of Directors, being subject to the requirements, impediments, duties, obligations and responsibility provided for in Articles 145 to 158 of the Corporation Law.

Article 14. The global or individual compensation of the Board of Directors will be annually determined by the General Meeting.

Sole Paragraph. In case the General Meeting determines the global compensation, it will be incumbent upon the Board of Directors to resolve on the respective distribution.

Article 15. The Board of Directors will meet, on an ordinary basis, three (3) times a year, and, on an extraordinary basis, whenever necessary.

Article 16. The meetings of the Board of Directors will be called by its Chairman or by its Vice Chairman, upon a written notification delivered at least five (5) consecutive days in advance, and with the presentation of the agenda of issues to be dealt with. On an urgent basis, the meetings of the Board of Directors may be called by its Chairman without observing the term above, as long as all other integrants of the Board of Directors are entirely aware.

Sole Paragraph. Regardless of the formalities provided for in this Article 16, the meeting with the attendance of all board members by themselves or represented pursuant to Paragraph 2 of Article 17 of these Bylaws will be considered regular.

Article 17. The meetings of the Board of Directors will only be instated with the attendance of the majority of its members in office.

Paragraph 1. The meetings of the Board of Directors will be chaired by the Chairman of the Board of Directors, who will choose a secretary. In the event of temporary absence of the Chairman of the Board of Directors, these meetings will be chaired by the Vice Chairman of the Board of Directors or, in his absence, by a board member chosen by majority vote of the other members of the Board of Directors. It is incumbent upon the chairman of the meeting to appoint a secretary.

Paragraph 2. In the event of temporary absence of any member of the Board of Directors, the absent member may, based on the agenda of the issues to be dealt with, express his vote in writing, by means of letter or facsimile delivered to the Chairman of the Board of Directors, on the date of the meeting, or also, by means of electronic mail digitally certified, with proof of receipt by the Chairman of the Board of Directors.

Paragraph 3. In the event of vacancy in the position of any member of the Board of Directors, the substitute will be appointed by the General Meeting to complete the respective term of office of the board member replaced.

Paragraph 4. The members of the Board of Directors may not withdraw from the exercise of their functions for more than thirty (30) consecutive days, under the penalty of losing their terms of office, except in the event of license granted by the Board of Directors itself.

Article 18. The resolutions of the Board of Directors will be taken upon the favorable vote of the majority of the members in office, computing the votes issued pursuant to Article 17, Paragraph 2 of these Bylaws. In the event of tie, it will be incumbent upon the Chairman of the Board of Directors the casting vote.

Article 19. The meetings of the Board of Directors will be rather held at the Company's headquarters. Meetings by means of teleconference or videoconference will be admitted, as well as their recording. Such participation will be considered personal attendance to the referred meeting. In this case, the members of the Board of Directors who remotely participate in the meeting of the Board of Directors may express their votes, on the date of the meeting, by means of letter or facsimile or electronic mail digitally certified.

Paragraph 1. At the end of the meeting, the minutes shall be drawn up, which shall be signed by all board members physically attending the meeting, and subsequently transcribed in the Registration Book of Minutes of the Company's Board of Directors. The votes expressed the by board members who remotely participate in the meeting of the Board of Directors or who have expressed themselves pursuant to Article 17, Paragraph 2 of these Bylaws, shall equally be in the Registration Book of Minutes of the Board of Directors. The copy of the letter, facsimile or electronic message, as the case may be, with the vote of the board member shall be attached to the respective book right after the transcription of the minutes.

Paragraph 2. The minutes of the Company's Board of Directors meetings that have

the resolution destined to produce effects before third parties shall be published and filed in the public registration of partnerships.

Paragraph 3. The Board of Directors may invite, in its meetings, other participants, with the purpose of providing clarifications of any nature. However the voting right is not allowed to them.

Article 20. It is incumbent upon the Board of Directors:

(i) to determine the general guidance of the Company's businesses;

(ii) to approve the business, operational and investment plans of the Company;

(iii) to elect and dismiss the Company's Board of Executive Officers, determining the attributions of its members, in compliance with the applicable provisions of these Bylaws;

(iv) to hire and fire the Company's main executives;

(v) to attribute, from the global amount of the compensation established by the General Meeting, the monthly fees to each one of the members of the management and of the advisement committees of the Company, pursuant to the provisions in Articles 14 and 24 of these Bylaws;

(vi) to determine the general compensation criteria and the policies of benefits (indirect benefits, variable compensation, profit sharing and/or sales participation) of the managers, of the senior employees (managers or persons with an equivalent management position) and employees of the Company or of its subsidiaries;

(vii) to call the General Meeting in the events provided for by the law or when deemed convenient;

(viii) to attribute to the Company's managers their profit sharing, as determined by the General Meeting, pursuant to Sole Paragraph of Article 33;

(ix) to inspect the management of the Board of Executive Officers, examine any time the Company's books and papers, request information about agreements entered into or to be entered into by the Company, and practice any other necessary acts to the exercise of its functions;

(x) to resolve on the issues submitted to it by the Board of Executive Officers;

(xi) to state an opinion about the report and the accounts of the Board of Executive Officers, as well as about the financial statements for the year which shall be submitted to the General Meeting;

(xii) to propose to the resolution of the General Meeting the application to be given to the remaining balance of profits of each year;

(xiii) to choose and dismiss independent auditors;

(xiv) to authorize any change in the Company's accounting or report presentation policies, except if required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(xv) to resolve, by referendum of the General Meeting, on the dividends to be paid to the shareholders, including interim ones, to the account of retained earnings or reserves of existing profits, pursuant to Article 35 of these Bylaws;

(viii) to resolve on the acquisition of shares issued by the Company for purposes of cancellation or permanence in treasury, as well as on their resale or replacement in the market, in compliance with the rules issued by the CVM and other applicable legal provisions;

(xvii) to submit to the General Meeting proposals of capital increase, or with payment in assets, as well as of amendment to the Bylaws;

(xviii) to approve the creation and extinguishment of subsidiary and controlled companies in the country or abroad, as well as resolve, by proposal of the Board of Executive Officers, on the acquisition, assignment, transfer, disposal and/or encumbrance, on any account or form, of equity interests and securities issued by other companies in the country or abroad, except, only, in relation to the special purpose entities to be formed for purposes exclusively of real estate projects in which the Company may participate;

(viii) to resolve, by proposal of the Board of Executive Officers, on the provision of secured or personal guarantee by the Company (x) in favor of third parties, except for subsidiaries of the Company, and (y) in favor of a subsidiary of the Company whose amount exceeds the interest of the Company in the referred subsidiary, except, in both cases, the mortgages on plots of land and real estate for purposes of obtainment of a financing to carry out projects;

(xx) to resolve, by proposal of the Board of Executive Officers, on the acquisition, disposal or transfer, on any account, of rights, real or personal property by the Company or by its subsidiaries, whose amount (considered the act separately or a set of acts of the same nature and inter-related) is higher than: (x) the amount of forty million reais (R$40,000,000.00) (restated by the variation of IGPM/FGV) or (y) five percent (5%) of the Company's shareholders' equity, as indicated in the Company's *financial statements related to the last fiscal year* ended, from the two, whichever is higher;

(xxi) to resolve, by proposal of the Board of Executive Officers, on agreements of loans,

financings and other legal businesses to be entered into by the Company, except (i) loans or financings contracted within the scope of the Financial Housing System - SFH; (ii) businesses whose amount, considered individually or jointly with other businesses carried out in the same fiscal year, does not result in a total indebtedness of the Company in an amount higher than: (x) fifty million reais (R$50,000,000.00) or (y) five percent (5%) of the Company's shareholders' equity, as indicated in the Company's financial statements related to the last fiscal year ended, from the two, whichever is higher; or (iii) warranties and guarantees contracted by the Company with banks and financial institutions, or warranties, sureties and other guarantees provided by the Company, in any case, within the scope of the businesses mentioned in items (i) and (ii) above and for purposes of acquisition of plots of land to carry out real estate projects by the Company;

(xxii) to resolve on the issuance of simple debentures, not convertible into shares and without secured guarantee, for public or private distribution, as well as provide for the terms and conditions of the issuance;

(xxiii) to resolve on the issuance of promissory notes (commercial papers) and other debt securities for public or private distribution in Brazil or abroad, as well as provide for the terms and conditions of the issuance;

(xxiv) to resolve on the performance of operations and businesses of any nature between the Company and the controlling shareholder, or its controlled or associated companies, directly or indirectly, pursuant to the applicable regulation, as well as any operation or business of any nature involving the Company and any of its managers;

(xxv) to provide for the order of its work and set forth regimental rules of its operation, in compliance with the provisions of these Bylaws;

(xxvi) to resolve on the exercise of the voting rights by the Company at the General Shareholders' Meetings and/or meetings of partners or amendments to articles of incorporation of any company, association or other projects in which the Company has a share or is a shareholder or partner.

Article 21. The Board of Directors, for its assistance, may establish the formation of Technical and Advisory Committees, with defined goals and functions, which will be integrated by members of the Company's management bodies or not.

Sole Paragraph. It will be incumbent upon the Board of Directors to set forth the applicable rules to the Technical and Advisory Committees, including rules about composition, management term, compensation and operation.

BOARD OF EXECUTIVE OFFICERS

Article 22. The Board of Executive Officers will be composed of at least five (5) and at most seven (7) members, shareholder or not, domiciled in the country, elected by the Board of Directors. The following designations are mandatory: (i) one will be designated Chief Executive Officer; (ii) one will be designated Chief Corporate Affairs Officer; (iii) one will be designated Chief Financial, Administrative and Investor Relations Officer; (iv) one will be designated Chief Technical Officer; (v) one will be designated Chief Development Officer; and (vi) the other officers, when elected, will not have a specific designation. The accumulation of functions by the same officer is authorized.

Article 23. The term of office of the members of the Board of Executive Officers will be two (2) years. Reelection is allowed. The Officers will remains in the exercise of their positions until the election and investiture of their successors.

Article 24. The global or individual compensation of the Board of Executive Officers will be annually determined by the General Meeting.

Sole Paragraph. Should the General Meeting determine the global compensation, it will be incumbent upon the Board of Directors to resolve on the respective distribution.

Article 25. The members of the Board of Executive Officers will be invested in office by means of the execution of the respective instrument drawn up in the book of Minutes of the Board of Executive Officers, being subject to requirements, impediments, duties, obligations and responsibilities provided for in Articles 145 to 158 of the Corporation Law.

Article 26. The Board of Executive Officers will meet, on an ordinary basis, at least once (1) a month and, on an extraordinary basis, whenever required by social businesses, being called by the Chief Executive Officer, at least twenty four (24) hours in advance, or by two thirds (2/3) of the Officers, in this case, at least forty eight (48) hours in advance, and the meeting will only be instated with the attendance of the majority of its members.

Paragraph 1. In the event of temporary absence of any officer, the absent officer may, based on the agenda of the issues to be dealt with, express his vote in writing, by means of letter or facsimile delivered to the Chief Executive Officer, or also, by means of electronic mail digitally certified, with proof of receipt by the Chief Executive Officer.

Paragraph 2. In the event of vacancy in the Board of Executive Officers, it is incumbent upon the Board of Executive Officers to appoint, as a joint committee, among its members, the substitute who will accumulate, on an acting basis, the functions of the officer replaced, and the acting replacement will endure until the definite provision of the position to be decided by the first meeting of the Board of Directors to be held, and the elected substitute will operate until the end of the term of office of the Board of Executive Officers.

Paragraph 3. The officers may not withdraw from the exercise of their functions for

more than thirty (30) consecutive days under the penalty of losing their term of office, except in the event of license granted by the Board of Executive Officers itself.

Paragraph 4. The meetings of the Board of Executive Officers may be carried out by means of teleconference, videoconference or other means of communication. Such participation will be considered personal attendance to the referred meeting. In this case, the members of the Board of Executive Officers who remotely participate in the meeting of the Board of Executive Officer may express their votes by means of letter or facsimile or electronic mail digitally certified.

Paragraph 5. At the end of the meeting, the minutes shall be drawn up, which shall be signed by all officers physically attending the meeting, and subsequently transcribed in the Registration Book of Minutes of the Company's Board of Executive Officers. The votes expressed the by officers who remotely participate in the meeting of the Board of Executive Officers or who have expressed themselves pursuant to Paragraph 1 of this Article 26, shall equally be in the Registration Book of Minutes of the Board of Executive Officers. The copy of the letter, facsimile or electronic message, as the case may be, with the vote of the officer shall be attached to the book right after the transcription of the minutes.

Article 27. The resolutions at the meetings of the Board of Executive Officers will be taken by majority vote of the attendees at each meeting, or who have expressed their vote pursuant to Article 26, Paragraph 1 of these Bylaws. In the event of tie, it will be incumbent upon the Chief Executive Office the casting vote.

Article 28. It is incumbent upon the Board of Executive Officers the management of the social businesses in general and the practice of all necessary or convenient acts, except those for which by law or by these Bylaws the competence is attributed to the General Meeting or to the Board of Directors.

Paragraph 1. In the exercise of their functions, the officers may carry out all operations and practice all acts of common management necessary to the achievement of the goals of their positions, in compliance with the provisions of these Bylaws as to the form of representation and the jurisdiction for the practice of certain acts, and the general guidance of the businesses established by the Board of Directors, including to decide about the application of resources, condescend, waive, assign rights, confess debts, make agreements, enter into commitments, contract obligations, execute agreements, acquire, sell and encumber personal and real property, provide pledge, sureties and guarantees, issue, endorse, pledge, discount, draw and guarantee securities in general, as well as open, transact and close accounts in credit establishments, in compliance with the legal restrictions and those established in these Bylaws.

Paragraph 2. It is incumbent upon the officers to exercise the management of the Company's businesses, in accordance with the functions attributed to them by the Board of Directors.

Paragraph 3. The Board of Executive Officers will have powers to decide about any

investment and/or expenses whose amount involved (i) is not subject to previous approval of the Board of Directors, pursuant to Article 20 and (ii) has been approved in a business, operational and investment plan of the Company.

Article 29. It is incumbent upon the Board of Executive Officers, as a joint committee:

(i) to comply with and cause the compliance with these Bylaws and the resolutions of the Board of Directors and of the General Meeting;

(ii) to resolve on the opening, change, closure or alteration of addresses of branches, agencies, offices or sales offices of the Company, in any part of the country or abroad, in compliance with the legal formalities;

(iii) to submit to the appreciation of the Board of Directors a resolution about the creation and extinguishment of subsidiaries and controlled companies in the country or abroad, as well as about the acquisition, assignment, transfer, disposal and/or encumbrance, at any account or form, of equity interests and securities of other companies in the country or abroad, in any case, only in relation to the special purpose entities to be formed for purposes exclusively of real estate projects in which the Company may participate;

(iv) to submit, annually, to the appreciation of the Board of Directors, the Management Report and the accounts of the Board of Executive Officers, jointly with the report of the independent auditors, as well as the proposal of allocation of the profits ascertained in the previous year;

(v) to prepare and propose, to the Board of Directors, the business, operational and investment plans of the Company;

(viii) to practice all necessary acts to the execution of the business, operational and investment plans of the Company, as approved by the Board of Directors, pursuant to these Bylaws;

(viii) to define the basic guidelines of personnel provision and management of the Company;

(viii) to prepare the Company's organization plan and issue the corresponding rules;

(ix) to propose, with no exclusivity of initiative, to the Board of Directors the attribution of functions to each member of the Board of Executive Officers at the moment of his respective election;

(x) to approve the plan of positions and salaries of the Company and its regulation;

(xi) to approve the hiring of the depository institution which will provide book-entry share services;

(xii) to propose to the Board of Directors the creation, determination of maturities and the extinguishment of a new position or function in the Board of Executive Officers of the Company;

(xiii) to decide about any issue which is not a private competence of the General Meeting or of the Board of Directors.

Article 30. The Company will be considered obligated when represented:

(i) by two (2) officers, one being mandatorily the Chief Executive Officer;

(ii) by any officer jointly with one (1) attorney-in-fact with special powers, duly constituted; or

(iii) by only one (1) officer or one (1) attorney-in-fact with special powers, duly constituted, for the practice of the following acts:

a. representation of the Company before any federal, state and municipal public bodies, class entities, as well as at the General Shareholders' Meetings of the companies in which the Company has an interest;

b. representation of the Company before unions or Labor Court, for matters of admission, suspension or dismissal of employees, and for labor agreements; and

c. representation of the Company in court, as plaintiff or defendant.

Paragraph 1. The powers of attorney will be granted on behalf of the Company, by means of the signature of two (2) officers, being one of them mandatorily the Chief Executive Officer, specifying the powers granted and, except those for judicial purposes, will have a validity period limited to, at most, one (1) year.

Paragraph 2. Notwithstanding the provisions in the *caput* of this article, the representation of the Company in matters about the contracting of right and/or obligations by the Company in an amount equal or higher than ten million reais (R$10,000,000.00) (considered the act separately or a set of acts of the same nature and inter-related), will be carried out exclusively by the Chief Executive Officer jointly with the Chief Corporate Affairs Officer or the Chief Financial, Administrative and Investor Relations Officer.

CHAPTER V - FISCAL COUNCIL

Article 31. The Company will have a Fiscal Council which will operate on a non-permanent basis, and will have three (3) to five (5) sitting members and the same number of deputies, shareholders or not, elected by the Annual General Meeting. The Fiscal Council will have the attributions and powers granted by law. The operation period of the Fiscal Council will end at the first Annual General Meeting held after its instatement.

Paragraph 1. The investiture of the members of the Fiscal Council will be subject to the previous subscription of the Instrument of Agreement of the Members of the Fiscal Council provided for in the Novo Mercado Regulation.

Paragraph 2. The compensation of the members of the Fiscal Council will be determined by the General Meeting which elects them, in compliance with the legal limits.

Paragraph 3. In the event of temporary absence of any member of the Fiscal Council, he will be replaced by the respective deputy.

Paragraph 4. In the event of vacancy in the Fiscal Council, this body shall call a General Meeting, based on the prerogative of Article 163, V of the Corporation Law, with the purpose of electing a substitute and respective deputy to exercise the position until the end of the term of office of the Fiscal Council.

Paragraph 5. The meetings of the Fiscal Council may be held by means of teleconference, videoconference or other means of communication. Such participation will be considered personal attendance at the referred meeting. In this case, the members of the Fiscal Council who remotely participate in the meeting shall express and formalize their votes, or opinions by means of letter, facsimile or electronic mail digitally certified.

Paragraph 6. At the end of the meeting, the minutes shall be drawn up, signed by all Fiscal Council members attending the meeting and subsequently transcribed in the Registration Book of Minutes of the Company's Fiscal Council. The votes or opinions expressed by the Members who remotely participate in the meeting or who have expressed themselves pursuant to Paragraph 5 at the end of this Article 31, shall equally be in the Registration Book of Minutes of the Fiscal Council, and the copy of the letter, facsimile or electronic message, as the case may be, with the vote or opinion of the Fiscal Council member, shall be attached to the book right after the transcription of the minutes.

CHAPTER VI - FISCAL YEAR, PROFITS AND DIVIDENDS

Article 32. The fiscal year will begin on January 1 and will end on December 31 of each year, when the financial statements provided for in the applicable legislation will be prepared.

Article 33. From the income for the year, the accumulated deficit, if any, will be deducted

before any profit sharing, as well as the provision for income tax and social contribution on profit. The ascertained net profits will be allocated successively and in this order, as follows:

(i) five percent (5%) will be appropriated, before any allocation, to the constitution of the legal reserve, which will not exceed twenty percent (20%) of the capital stock;

(ii) a portion, by proposal of the management bodies, may be allocated to the formation of Reserves for Contingencies, as provided for in Article 195 of the Corporation Law;

(iii) a portion, by proposal of the management bodies, may be retained based on capital budget previously approved, pursuant to Article 196 of the Corporation Law;

(iii) the portion corresponding to, at least, twenty five percent (25%) of the net profit, calculated on the balance obtained with the deductions and increases provided for in Article 202, II and III of the Corporation Law, will be distributed to shareholders as mandatory dividend; and

(iv) in the year in which the amount of the mandatory dividend exceeds the realized portion of the profit of the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the constitution of the Reserve of Unrealized Profits, in compliance with the provisions in Article 197 of the Corporation Law.

Sole Paragraph. The General Meeting may attribute to the managers of the Company a profit sharing, pursuant to Paragraph 1, of Article 152 of the Corporation Law.

Article 34. The Company may pay to its shareholders interest on own capital, which may be imputed to the minimum mandatory dividend.

Article 35. The Company may draw up semiannual and/or quarterly balance sheets and, based on them, it may declare, by resolution of the Board of Directors, interim and periodical dividends or interest on own capital. The interim and periodical dividends and interest on own capital provided for in this Article 35 may be imputed to the minimum mandatory dividend.

Article 36. The dividends and interest own on capital which are not required within three (3) years after the date on which they are made available to shareholders will be reverted in favor of the Company.

Article 37. The Company may grant donations and subsidies to charitable entities, as long as previously authorized by the General Meeting, justifiably.

CHAPTER VII - RESPONSIBILITY OF THE MANAGERS

Article 38. The managers are responsible before the Company and third parties for acts they practice in the exercise of their functions, pursuant to the law, the Novo Mercado Regulation and these Bylaws.

Article 39. The Company, in the events it is not the plaintiff of the suits, will ensure the members of the Board of Directors, of the Fiscal Council and of the Board of Executive Officers, by means of contracted third parties, the defense in judicial and administrative proceedings proposed by third parties against its managers, during or after the respective terms of office, until the end of the period of limitation of responsibility of these managers, by acts related to the exercise of their own functions.

Paragraph 1. The guarantee provided for in the caput of this Article is extended to employees of the Company and to its legally constituted attorneys-in-fact, who operate on behalf of the Company.

Paragraph 2. If the member of the Board of Directors, of the Board of Executive Officers, of the Fiscal Council, or the employee is convicted, with decision made final and unappealable, based on violation of law or of the bylaws or due to his fault or willfulness, he shall reimburse the Company of all costs, expenses and losses caused to it.

Paragraph 3. The Company may, by resolution of the Board of Directors, contract in favor of the members of its Board of Directors and of its Board of Executive Officers, insurance for the coverage of responsibility resulting from the exercise of their positions.

CHAPTER VIII - DISPOSAL OF SHARE CONTROL, DEREGISTRATION AS A PUBLICLY-HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 40. The disposal of the Company's control, directly or indirectly, by means of a single operation or by means of successive operations, shall be contracted under condition precedent or dissolving condition that the acquirer is obligated to carry out a public offering of acquisition of the other shares of the other shareholders of the Company, in compliance with the conditions and terms provided for in the current legislation and in the Novo Mercado Regulation, in order to ensure them equal treatment to that given to the selling Controlling Shareholder.

Paragraph 1. For purposes of these Bylaws, the terms indicated below in capital letters will have the following meaning:

"**Controlling Shareholder**" - it means the shareholder or the group of shareholders connected by a shareholders' agreement or under common control who exercises the Company's Control Power.

"**Acquiring Shareholder**" - it means any person (including, without limitation, any

natural person or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, with domicile or with headquarters in Brazil or abroad), or group of persons connected by vote agreement and/or which represents the same interest, which subscribes and/or acquirers shares of the Company. It is included in the concept of Acquiring Shareholder any person (i) who is, directly or indirectly, controlled or managed by the Acquiring Shareholder; (ii) who controls or manages by any means the Acquiring Shareholder; (iii) who is, directly or indirectly, controlled or managed by any person who controls or manages, directly or indirectly, the Acquiring Shareholder; (iv) in which the controlling shareholder of the Acquiring Shareholder has, directly or indirectly, an equity interest equal or higher than fifteen percent (15%) of the capital stock; (v) in which the Acquiring Shareholder has, directly or indirectly, an equity interest equal or higher than fifteen percent (15%) of the capital stock; or (vi) who has, directly or indirectly, an equity interest equal or higher than fifteen percent (15%) of the capital stock of the Acquiring Shareholder.

"Outstanding Shares" - it means all shares issued by the Company, except shares held by the Controlling Shareholder, by persons connected to him, by managers of the Company and those in treasury.

"Control" - (as well as its related terms, "Controlling Shareholder", "Controlled", "under Common Control" or "Control Power") it means the power effectively used to direct the social activities and guide the operation of the Company's bodies, directly or indirectly, *de jure, de facto*. There is a relative presumption of ownership of control in relation to the person or group of persons connected by a shareholders' agreement or under common control (group of control) who is holder of shares ensuring him the absolute majority vote of shareholders attending the last three General Meetings of the Company, even if he is not the holder of shares ensuring him the absolute majority of the voting capital.

"Group of Shareholders" – it means the group of two or more persons who are (a) connected by contracts or agreements of any nature, including shareholders' agreement, oral or written, directly or by means of Subsidiaries, Parent Companies or under Common control; or (b) among which there is a Control relation, directly or indirectly; or (e) that are under Common control; or (d) that represent a common interest. The following persons, without limitation, are included in the examples of a person representing a common interest (i) a person who holds, directly or indirectly, an equity interest equal or higher than fifteen percent (15%) of the capital stock of another person; and (ii) two persons who have a third investor in common who holds, directly or indirectly, an equity interest equal or higher than fifteen percent (15%) of the capital stock of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolio, universality of rights, or any other forms of organization or venture, constituted in Brazil or abroad, will be considered part of the same Group of Shareholders, whenever two or more among such entities: (x) are administrated or managed by the same legal entity or by related parties to the same legal entity; or (y) have in common the majority of its managers.

"**<u>Diffuse Control</u>**" – it means the Control Power exercised by a shareholder holding less than fifty percent (50%) of the capital stock. It also means the Control Power when exercised by shareholders who, jointly, are holders of a percentage higher than 50% of the capital stock and that each shareholder holds individually less than 50% of the capital stock, as long as these shareholders are not signatories of a voting agreement, are not under common control and neither represent a common interest.

"**<u>Economic Value</u>**" – it means the value of the Company and of its shares to be determined by a specialized company, upon the use of a recognized methodology or based on another criterion to be defined by the CVM.

Paragraph 2. In the event the acquisition of the Control also subjects the acquirer of the Control to the obligation to carry out the public offering of acquisition required by Article 43 of these Bylaws, the acquisition price in the public offering will be the highest among the prices determined in conformity with this Article 40 and Article 43, Paragraph 2, of these Bylaws.

Paragraph 3. The selling Controlling Shareholder(s) or Group of selling Controlling Shareholders may not transfer the ownership of his/their shares, neither the Company may register any transfer of shares to the purchaser of the Control Power, while the latter does not subscribe the Instrument of Agreement of Controlling Shareholders mentioned in the Novo Mercado Regulation.

Paragraph 4. The Company will not register any transfer of shares for those who hold the Control Power, while they do not subscribe the Instrument of Agreement of the Controlling Shareholders mentioned in the Novo Mercado Regulation.

Paragraph 5. No shareholders' agreement which mentions the exercise of the Control Power may be registered at the Company's headquarters without the subscription by the signatories of the Instrument of Agreement referred to in Paragraph 3 of this Article.

Article 41. The public offering of acquisition provided for in Article 40 shall also be carried out (i) in cases of onerous assignment of rights of subscription of shares and of other bonds or rights related to securities convertible into shares, which results in the disposal of Equity control of the Company; and (ii) in the event of disposal of control of the company which holds the Company's Control Power, and in this case, the selling Controlling Shareholder will be obligated to declare to the CVM and to BOVESPA the value attributed to the Company in this disposal and attach documentation that proves it.

Article 42. That who already holds shares of the Company and acquires its Control Power, due to private agreement of purchase of shares entered into with the Controlling Shareholder(s) or Group of Controlling Shareholder, involving any number of shares, will be obligated to:

(i) carry out the public offering of acquisition referred to in Article 40 of these Bylaws;

(ii) reimburse the shareholders from whom he has purchased shares on the stock Exchange in the six (6) months prior to the disposal date of Control, to whom he shall pay the difference between the price paid to the selling Controlling Shareholder and the value paid on the stock Exchange for shares of the Company in this period, duly restated by the position variation of the General Market Price Index, disclosed by Fundação Getúlio Vargas – IGP-MJFGV;

(iii) take appropriate measures to recompose the minimum percentage of twenty five percent (25%) of the Company's total outstanding shares, within the six (6) months following the acquisition of Control.

Article 43. Any Acquiring Shareholder who acquirers or becomes holder of shares issued by the Company in a number equal or higher than twenty percent (20%) of the total shares issued by the Company, shall, in the maximum term of sixty (60) days counted from the acquisition date or the event which resulted in the ownership of shares in a number equal or higher than twenty percent (20%) of the total shares issued by the Company, carry out or request the registration, as the case may be, of a public offering of acquisition of the total shares issued by the Company, in compliance with the provisions in the applicable regulation of the CVM, in the Novo Mercado Regulation and the terms of this Article 43. The Acquiring Shareholder is obligated to comply with possible requests or requirements of the CVM based on the applicable legislation, related to the public offering of acquisition, within the maximum terms prescribed in the applicable regulation.

Paragraph 1. The public offering of acquisition shall be (i) directed indistinctly to all shareholders of the Company; (ii) launched by the price determined in accordance with the provisions in Paragraph 2 of this Article; and (iii) for payment in cash, in domestic currency, against the acquisition in the public offering of acquisition of shares issued by the Company.

Paragraph 2. The acquisition price of each share issued by the Company in the public offering mentioned in the *caput* will be equal to the highest between the following amounts: (i) one hundred twenty five percent (125%) of the highest unit price paid by the acquiring shareholders, at any time, for one share or lot of shares issued by the Company; and (ii) one hundred twenty five percent (125%) of the weighted average unit quotation for the volume traded of shares issued by the Company during the period of ninety (90) days before the public offering of acquisition mentioned in the *caput* of this article, verified on any stock exchange where the Company's shares are traded.

Paragraph 3. The public offering of acquisition mentioned in the *caput* of this article will not exclude the possibility of another shareholder of the Company or, if the case may be, the Company itself, to formulate a concurrent public offering of acquisition, pursuant to the applicable regulation.

Paragraph 4. In the event the Acquiring Shareholder does not comply with any of

the obligations imposed by this Article, the Company's Board of Directors will call a General Meeting, in which the Acquiring Shareholder may not vote, to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder who did not comply with any obligation imposed by this article, in accordance with Article 120 of the Corporation Law, without adverse effects to the responsibility of the Acquiring Shareholder for losses and damages caused to the other shareholders due to the non-compliance with the obligations imposed by this article.

Paragraph 5. The Acquiring Shareholder who acquires or becomes holder of other rights related to the shares issued by the Company, including, without limitation, enjoyment or trust, in a number equal or higher than twenty percent (20%) of the total shares issued by the Company will be equally obligated to carry out the public offering of acquisition, registered or not in the CVM, in accordance with the applicable regulation, pursuant to this Article 43, in the maximum term of sixty (60) days.

Paragraph 6. The provisions in this Article 43 do not apply in the assumption a person becomes holder of shares issued by the Company in a number higher than twenty percent (20%) of the total shares issued by it due to (i) legal succession, under the condition that the shareholder sells the excess of shares in up to sixty (60) days counted from the event in which such interest was reached; (ii) merger of another company into the Company; (iii) merger of shares of another company into the Company; or (iv) the subscription of the Company's shares, carried out in a single primary issuance approved at the Company's General Shareholders' Meeting called by its Board of Directors. The provisions in this Article 43 do not apply to shareholders who, on the date of the execution of the Adhesion Agreement of the Company to the Novo Mercado of BOVESPA are holders of an interest equal or higher than 5% of the Company's capital stock, and acquire additional shares that increase their interest to twenty percent (20%) or more of the total shares issued by the Company.

Paragraph 7. The involuntary additions of equity interest resulting from cancelation of treasury shares or from reduction of the Company's capital stock with the cancelation of shares, for purposes of the calculation of the percentage of twenty percent (20%) of the total shares, will not be computed.

Paragraph 8. In the event the CVM regulation applicable to the public offering of acquisition provided for in this Article determines the adoption of a calculation criterion for the determination of the acquisition price of each share of the Company in the public offering of acquisition which results in an acquisition price higher than that determined pursuant to Paragraph 2 of this article, that acquisition price calculated pursuant to the CVM regulation shall prevail in the public offering of acquisition provided for in this Article.

Paragraph 9. Any amendment to these Bylaws which limits the right of shareholders to the public offering of acquisition provided for in this Article 43 or the exclusion of this Article 43, including, without limitation, the reduction of the percentage of one hundred twenty five percent (125%) referred to in Paragraph 2 of this Article 43, will

be resolved at the General Meeting specially called for this purpose, and, in order to be adopted, it shall be approved by the favorable vote of shareholders who represent, at least, seventy percent (70%) of the total shares issued by the Company.

Article 44. In the public offering of acquisition of shares to be carried out by the Controlling Shareholder(s), Group of Controlling Shareholders or by the Company for the deregistration as a publicly-held company of the Company, the minimum price to be offered shall correspond to the Economic Value ascertained in an appraisal report, in accordance with Article 46 of these Bylaws.

Article 45. The Controlling Shareholder(s) or Group of Controlling Shareholders of the Company shall carry out the public offering of acquisition of shares belonging to the other shareholders because the Company's delisting from the Novo Mercado occurs due to: (i) the securities issued by it start having a registration for trading out of the Novo Mercado; or (ii) corporate reorganization operation in which the company's shares resulting from such reorganization are not admitted for trading in the Novo Mercado. The price to be offered shall correspond, at least, to the Economic Value ascertained in an appraisal report, referred to in Article 46 of these Bylaws, in compliance with the applicable legal and regulatory rules.

Sole Paragraph. The news about the public offering mentioned in Article 44 and 45 above shall be informed to BOVESPA and disclosed to the market immediately after the Company's General Meeting which approves the delisting or the referred reorganization.

Article 46. The appraisal reports provided for in these Bylaws shall be prepared by a specialized company, with proven experience and independence as to the decision power of the Company, its managers and controlling shareholders. The appraisal report shall also meet the requirements of Paragraph 1 of Article 8 of the Corporation Law and contain the responsibility provided for in Paragraph 6 of the same legal provision.

Paragraph 1. The choice of the specialized company responsible for the determination of the Company's Economic Value is incumbent upon the General Meeting, upon the presentation, by the Board of Directors, of the three-name list. The respective resolution, not computing blank votes, shall be taken by majority vote of the shareholders representing the Outstanding Shares attending the General Meeting which, if instated in first call, shall count on the attendance of shareholders representing, at least, twenty percent (20%) of the total Outstanding Shares, or, if stated in second call, it may count on the attendance of any number of shareholders representing the Outstanding Shares.

Paragraph 2. The costs for preparation of the appraisal report will be fully assumed by the offerer.

Article 47. In the event of Diffuse Control:

(i) whenever approved, at the General Meeting, the deregistration as a publicly-held company, the public offering of acquisition of shares shall be carried out

by the Company itself, and, in this case, the Company may only acquire the shares held by shareholders who have voted in favor of the deregistration in the resolution at the General Meeting after acquiring the shares from the other shareholders who have voted in favor of the referred resolution and who have accepted the referred public offering;

(ii) whenever approved, at the General Meeting, the delisting from the Novo Mercado, either for registration for trading the shares out of the Novo Mercado or for corporate reorganization as provided for in Article 45 of these Bylaws, the public offering of acquisition of shares shall be carried out by the shareholders who have voted in favor of the respective resolution at the General Meeting.

Article 48. In the assumption of Diffuse Control and BOVESPA determines that the quotations of the securities issued by the Company are separately disclosed or that the securities issued by the Company have their trading suspended in the Novo Mercado due to the non-compliance with obligations in the Novo Mercado Regulation, the Chairman of the Board of Directors shall call, in up to two (2) days from the determination, computing only the days in which the newspapers usually used by the Company are circulated, an Extraordinary General Meeting for the replacement of the entire Board of Directors.

Paragraph 1. In the event the Extraordinary General Meeting referred to in the *caput* of this Article is not called by the Chairman of the Board of Directors in the term established, it may be called by a shareholder of the Company.

Paragraph 2. The new Board of Directors elected at the Extraordinary General Meeting referred to in the *caput* and in Paragraph 1 of this Article shall remedy the non-compliance with the obligations in the Novo Mercado Regulation in the smallest possible term or in a new term granted by BOVESPA for this purposes, whichever is smaller.

Article 49. In the assumption of Diffuse Control and the Company's delisting from the Novo Mercado occurs due to the non-compliance with any obligation in the Novo Mercado Regulation:

(i) in the event the non-compliance results from a resolution at the General Meeting, the public offering of acquisition of shares shall be carried out by the shareholders who have voted in favor of the resolution which implies the non-compliance; and

(ii) in the event the non-compliance results from act or fact of the Company's management, the Company shall carry out the public offering of acquisition of shares for deregistration as a publicly-held company directed to all shareholders of the Company. In the event the maintenance of the Company's registration as a publicly-held company is resolved at a General Meeting, the public offering of acquisition shall be carried out by the shareholders who have voted in favor of this resolution.

Article 50. The formulation of one single public offering of acquisition is allowed, aiming more than one of the goals provided for in this Chapter VIII, in the Novo Mercado Regulation or in the regulation issued by the CVM, as long as it is possible to suit the procedures of all modalities of public offering of acquisition and there is no loss for the receivers of the offering and the authorization from the CVM is obtained when required by the applicable legislation.

Article 51. The Company or the shareholders responsible for the public offering of acquisition provided for in this Chapter VIII, in the Novo Mercado Regulation or in the regulation issued by the CVM may ensure its execution by means of any shareholder, third party and, as the case may be, by the Company. The Company or the shareholder, as the case may be, are not exempted from the obligation of carrying out the public offering of acquisition until its conclusion with the compliance with the applicable rules.

Article 52. As of the date on which the Company's Control is qualified as Diffuse Control, as defined in Paragraph 1 of Article 40 above, any Acquiring Shareholder who reaches, directly or indirectly, an interest in Outstanding Shares equal or higher than five percent (5%) of the Company's capital stock, and who wishes to carry out a new acquisition of Outstanding Shares, will be obligated to (i) carry out each new acquisition on BOVESPA, with the prohibition of private or over-the-counter market negotiations; (ii) previously to each new acquisition, inform in writing to the Investor relations Officer of the Company and to the Trading Session Officer of BOVESPA, by means of the brokerage firm to be used to acquire the shares, the number of Outstanding Shares he intends to acquire, at least three (3) business days in advance from the date estimated for the new acquisition of shares, so that the Trading Session Officer of BOVESPA may previously call a purchase auction to be carried out in the trading session of BOVESPA in which interfering third parties and/or possibly the Company itself may participate, always in compliance with the terms of the current legislation, specially the applicable CVM regulation and the BOVESPA regulations.

Sole Paragraph. In the assumption the Acquiring Shareholders does not comply with the obligations imposed by this Article, the Company's Board of Directors will call an Extraordinary General Meeting, in which the Acquiring Shareholder may not vote, to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder, as provided for in Article 120 of the Corporation Law, without adverse affects to the responsibility of the Acquiring Shareholder for losses and damages caused to the other shareholders due to the non-compliance with the obligations imposed by this Article.

Article 53. Notwithstanding the provisions in articles 43, 50 and 51 of these Bylaws, the provisions of the Novo Mercado Regulation will prevail in the assumptions of loss of the rights of the receivers of the offerings mentioned in the referred articles.

CHAPTER X – ARBITRATION COURT

Article 54. The Company, its shareholders, managers and members of the Fiscal Council (when instated), are obligated to solve, by means of arbitration, before the Market Arbitration Chamber of BOVESPA, in accordance with its respective Arbitration Regulation, all and any dispute or controversy that may arise among them, related or arising, specially, from the application, validity, efficiency, interpretation, violation and their effects, of the provisions in the Corporation Law, in the Company's Bylaws, in the rules issued by the Brazilian Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those in the Novo Mercado Listing Regulation, in the Market Arbitration Chamber Regulation and in the Participation Agreement in the Novo Mercado.

CHAPTER XI - LIQUIDATION

Article 55. The Company will be liquidated in the events provided for by Law. The General Meeting is the appropriate body to determine the form of liquidation and appoint the liquidator and the Fiscal Council which shall operate in the liquidation period.

CHAPTER XII – GENERAL PROVISIONS

Article 56. The casus omissus in these Bylaws will be solved by the General Meeting regulated in accordance with the Corporation Law.

Article 57. The provisions (A) in Sole Paragraph of Article 1, (B) in Sole Paragraph of Article 11, (C) in Paragraphs 2, 3 and 4 of Article 12, (D) in Chapter VIII and (E) in Article 53 of these Bylaws will only be effective as of the publication date of the Announcement of Commencement of the Public Distribution of Shares related to the first public distribution of shares issued by the Company purpose of the registration request no. RJ/2007 - 00609, filed in the CVM on January 22, 2007.

São Paulo, February 16, 2006.

Abrão Muszkat
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Company Registry (NIRE) No. 35.300.329.520
Corporate Taxpayers' ID (CNPJ/MF) No. 43.470.988/0001-65

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING
HELD ON FEBRUARY 28, 2007

DATE AND VENUE: on February 28, 2007 at 1:00 pm at the Company's headquarters located in the city and state of São Paulo, at Rua Funchal nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001, E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the totality of the registered capital, with the call notice waived, in conformance with Paragraph 4 of Article 124, of Law 6,404/76.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

AGENDA: (a) the drafting of the Minutes of this Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, in conformance with Article 130, Paragraph 1 of Law 6,404/76; and (b) amendment to Paragraph 1 of Article 12 of the Company's Bylaws.

RESOLUTIONS: The shareholders resolved, by unanimous vote and without an restrictions, to approve:

(a) (a) the drafting of the Minutes of this Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, in conformance with Article 130, Paragraph 1 of Law 6,404/76; and

(b) amendment to Paragraph 1 of Article 12 of the Company's Bylaws, for the purpose of adjusting it to the requirement of São Paulo Stock Exchange ("Bovespa"), in consideration of the Company's adherence to the Novo Mercado listing segment of the São Paulo Stock Exchange (Bovespa).

(b).1. due to the above mentioned resolution, paragraph 1 of Article 12 of the Company's Bylaws now has the following wording:

"Article 12

(...)

Paragraph 1 *The Board of Directors will be composed of at least 20% (twenty percent) independent members, who must be expressly declared as such at the General Shareholders' Meeting responsible for their election. An independent member is (i) a member with no links with the Company, except for interest held in the Company's capital; (ii) a member who is not a controlling shareholder, spouse or first or second-degree relative of the controlling shareholder, is not or has not been in the last 3 (three) years linked to a company or entity relating to the controlling shareholder (this restriction does not apply to people linked to public teaching and/or research institutions); (iii) has not been in the past 03 (three) years an employee or director of the controlling shareholder's company or subsidiary; (iv) is not a supplier or buyer, either directly or indirectly, of the Company's services or products, to an extent that implies a loss of independence; (v) is not an employee or officer of a company or entity that is offering or requesting the Company's services and/or products; (vi) is not a spouse or first- or second-degree relative of one of the Company's officers; or (vii) does not receive any other remuneration from the Company other than that received as a member of the board (this restriction does not apply to gains arising from eventual interests held in the capital)."*

CLOSURE: With no further matters on the agenda, these minutes were drawn up, read, unanimously approved, and signed by all.

The present document is a true copy of the minutes of the Extraordinary Shareholders' Meeting of EVEN CONSTRUTORA E INCORPORADORA S.A., held on February 28 (twenty-eighth) 2007, filed in the Company's records. Carlos Eduardo Terepins (Chairman); Abrão Muszkat (Secretary); shareholders: Kary Empreendimentos e Participações S.A. (p. Abrão Muszkat and David Cytrynowicz); Genoa Fundo de Investimento em Participações (p. Banco Santander Banespa S.A.), Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Claudio Kier Citrin and Rubens Antonio Tiburski.

São Paulo, February 28 2007

____

Abrão Muszkat
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Registry (NIRE): 35.300.329.520
Corporate Taxpayer's ID (CNPJ): 43.470.988/0001-65

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING
HELD ON MARCH 5, 2007

DATE AND VENUE: on March 5, 2007 at 12:00 pm at the Company's headquarters, located at Rua Funchal 418, 29° and 30° pavimentos, Conjuntos 2901 and 3001, E-Tower São Paulo, Vila Olímpia, in the city and state of São Paulo.

ATTENDANCE: Shareholders representing 100% of the Company's registered capital, with the call notice dispensed with in accordance with Paragraph 4 of Article 124 of Law 6,404/76.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

AGENDA: (a) to examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2006; (b) to decide on the allocation of net income from the fiscal year ended December 31, 2006; (c) to decide on the payment of dividends by the Company; (d) to determine the overall remuneration of the Executive Officers for the exercise of their respective posts and responsibilities, with said amount to remain valid until the Company's Annual Shareholders' Meeting that approves the financial statements for the fiscal year ended December 31, 2007; (e) to approve the payment of a bonus to the Executive Officers and those employees in positions of responsibility within the Company; (f) to ratify the Board of Directors' choice of the communications vehicle in which the Company will publish those corporate communications determined by law; and (g) to approve the drawing up of these Minutes

in summary format, without the signatures of those present, pursuant to paragraph 1 of Article 130 of Law 6,404/76.

RESOLUTIONS: Following discussion of the matters on the agenda, those shareholders in attendance decided, by a unanimous vote, with no restrictions, to:

(a) approve the management report, balance sheet and other financial statements for 2006, published on pages 23 to 27 of the *Diário Oficial do Estado de São Paulo* (Official Gazette) and pages A11 and A12 of the newspaper *Diário de São Paulo*, both on March 3, 2007;

(b) approve the allocation of net income for the fiscal year ended December 31, 2006, in the amount of R$23,431,857.74 (twenty-three million, four hundred and thirty-one reais, eight hundred and fifty-seven Reais and seventy-four Centavos), as proposed by the Board of Directors, as follows: (i) R$1,171,592.89 (one million, one hundred and seventy-one thousand, five hundred and ninety-two reais and eighty-nine centavos) to the legal reserve, pursuant to Law 6.404/76; (ii) R$5,565,066.21 (five million, five hundred and sixty-five thousand and sixty-six Reais and twenty-one Centavos) to the mandatory minimum dividend payments to the Company's shareholders, as per item (c) below; and (iii) R$16,695,198.64 (sixteen million, six hundred and ninety-five thousand, one hundred and ninety-eight Reais and sixty-four Centavos) to retained earnings;

(c) approve the constitution of retained earnings in the total amount of R$23,985,971.57 (twenty-three million, nine hundred and eighty-five thousand, nine hundred and seventy-one reais and fifty-nine centavos), comprising the balance of retained earnings on December 31, 2005, and the allocation of part of net income from the fiscal year ended December 31, 2006, as approved in item (b) above, in order to cover the Company's commitments regarding construction projects launched up to December 31, 2006;

(d) approve the declaration of dividends accruing from net income for the fiscal year ended December 31, 2006, in the amount of R$5,565,066.21 (five million, five hundred and sixty-five thousand and sixty-six reais and twenty-one centavos), as proposed by the Board of Directors, to be paid to shareholders registered as such on

December 31, 2006, at approximately R$0.12 (twelve centavos of a real) per common share. Payment of said dividends will occur during the fiscal year of 2007;

(e) approve the amount of up to R$3,600,000.00 (three million, six hundred thousand reais) to be paid as remuneration of the Executive Officers for the exercise of their respective posts and responsibilities, with said amount to remain valid until the Company's Annual Shareholders' Meeting to approve the financial statements for the fiscal year ended December 31, 2007, and to be distributed among said Officers as discussed and approved by a Board of Directors' Meeting called for such purpose;

(f) approve the granting of a bonus to the Executive Officers and those employees in positions of responsibility within the Company in the total amount of up to R$3,500,000.00 (three million and five hundred thousand reais), to be paid during the fiscal year of 2007, in Brazilian legal tender, as proposed by the Board of Directors; however, the concession of said bonus is contingent upon the realization and conclusion of the Company's Primary and Secondary Public Offering of Common Shares, as approved by the Extraordinary Shareholders' Meeting of February 13, 2007;

(g) ratify the Board of Directors' decision to change the communications vehicle in which the Company publishes those corporate communications determined by law from the newspaper *Diário de São Paulo*, to the newspaper *Diário Comércio, Indústria & Serviços – DCI*, as well as the *Diário Oficial do Estado de São Paulo* (Official Gazette), pursuant to Article 289 of Law 6,404/76; and

(h) approve the drawing up of the Minutes of this Annual Shareholders' Meeting in summary format, without the signatures of those present, pursuant to Paragraph 1 of Article 130 of Law 6,404/76.

CLOSURE: With no further matters to discuss, the Chairman adjourned the Meeting, with these minutes drawn up, approved and signed by all shareholders present.

Carlos Eduardo Terepins **Chairman**	**Abrão Muszkat** **Secretary**

Shareholders:

Kary Empreendimentos e Participações S.A.
Abrão Muszkat and David Cytrynowicz

Carlos Eduardo Terepins

Genoa Fundo de Investimento em Participações
Banco Santander Banespa S.A.

Luis Terepins

Abrão Muszkat

Claudio Kier Citrin

Lidia Goldenstein

Paolo Enrico Maria Zaghen

Rubens Antonio Tiburski

David Cytrynowicz

EVEN CONSTRUTORA E INCORPORADORA S.A.

Company Registry (NIRE) No. 35.300.329.520
Corporate Taxpayers (CNPJ/MF) No. 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON MARCH 7, 2007

DATE AND VENUE: on March 7, 2007 at 12:00 pm at the Company's headquarters in the city and state of São Paulo, located at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, E-Tower São Paulo, CEP 04551-060, Vila Olímpia.

ATTENDANCE: Messrs. Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin, Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lidia Goldenstein, representing the all of the members of the Company's Board of Directors.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

CALL NOTICE: Shareholders representing the totality of the registered capital, with the call notice waived, in conformance with Paragraph 4 of Article 124, of Law 6,404/76.

AGENDA: Decide on the increase in the Company's registered capital, within the limit of capital authorized by its Bylaws, within the scope of the primary and secondary offerings of common shares issued by the Company, pursuant to the approval at the Extraordinary Shareholders' Meeting held on February 13, 2007.

RESOLUTION: The Board Members resolved, by unanimous vote and without any restrictions, to

(i) Approve the increase in the Company's capital, within the limit of capital authorized by Article 6 of its Bylaws, from 92,008,824 (ninety two million, eight thousand, eight hundred twenty-four) common shares to 118,508,824 (one hundred and eighteen million, five hundred and eight thousand, eight hundred and twenty-four) common shares, representing an increase of 26,500,000 (twenty six million and five hundred thousand) new registered book-entry common shares with no par value, free and clear of any liens or encumbrances, with exclusion of the first-refusal rights of the current shareholders of the

Company, pursuant to Paragraph I, Article 172 of Law 6,404/76 and to Paragraph 2 of Article 6 of the Company's Bylaws, with distribution under the scope of the primary and secondary public offerings of common shares issued by the Company ("Offering"), pursuant to the approval granted at the Extraordinary Shareholders' Meeting held on February 13, 2007.

(ii) Pursuant to Article 14, Paragraph 2 of CVM Instruction 400/03, until the date of publication of the Offering Launch Announcement, the total quantity of shares initially offered, as indicated in item (i) above, may, at the discretion of the Company and the Selling Shareholders, in agreement with the Lead Managers, be increased by up to 20% (twenty percent), i.e., by up to 10,268,476 (ten million, two hundred and sixty-eight thousand, four hundred and seventy-six) common shares issued by the Company, at the same conditions and price as the Shares initially offered ("Additional Shares").

(iii) The issue price of the common shares currently issued ("Price per Share") will be set based on the result of a bookbuilding process ("Bookbuilding Process") to be conducted by Banco Itaú BBA S.A. and by UBS Pactual S.A., pursuant to Article 44 of CVM Instruction 400/03 and Item III of Section 1 of Article 170 of Law 6,404/76, which shall reflect the value at which the Institutional Investors present their investment orders within the context of the Offering. The Institutional Investors adhering to the Offering will not take part in the Bookbuilding Process and thus will not participate in the process setting the Price per Share.

(iv) The new common shares currently being issued shall be entitled to the payment of dividends and interest on equity declared by the Company starting on the Offering settlement date, and to all other rights and benefits conferred to the remaining common shares issued by the Company starting on said date, at equal conditions, pursuant to Law 6.404/76, of the Company's Bylaws and the regulations of the Novo Mercado listing segment of the São Paulo Stock Exchange (Bovespa).

CLOSURE: With no other matters on the agenda, these minutes were drawn up, read, and unanimously approved and signed by all members.

The present document is a true copy of the minutes of the Board of Directors of EVEN CONSTRUTORA E INCORPORADORA S.A., held on March 7, 2007 filed in the Company's records. (a.a.) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lidia Goldenstein.

São Paulo, March 7 2007.

Abrão Muszkat

Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Corporate Taxpayer's ID (CNPJ) 43.470.988/0001-65
Corporate Registry ID (NIRE) 35.300.329.520

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON MARCH 7, 2007

DATE AND PLACE: On March 7, 2007, at 10:00 a.m., at the Company's headquarters, in the city and state of São Paulo, at Rua Funchal, 418, 29° e 30° pavimentos, Conjuntos 2001 e 3001 of Condomínio E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the total capital stock, therefore call notices was waived as per Article 124, paragraph 4, of Law no.6,404/76.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman.
Abrão Muszkat – Secretary

AGENDA: (a) drawing up of the Minutes of this Meeting in the summary format, with the omission of the signatures of the shareholders, pursuant to Article 130, paragraph 1, of Law no. 6,404/76; (b) rectification of the qualification of the Board member Paulo Enrico Maria Zaghen, elected to compose the Company's Board of Directors by the General Shareholders' Meeting held on February 16, 2007; (c) inclusion of the Company's employees among the beneficiaries of the Stock Option Plan of the Company; (d) split of forty-six million, four thousand, four hundred and twelve (46,004,412) non-par registered, book-entry common shares into which the Company's capital stock is divided, in the proportion of two (2) shares for each one (1) existing share; and (e) amendment of Article 5 of the Bylaws.

RESOLUTION: The shareholders resolved by unanimous vote and without any restrictions to approve the following:

(a) the drawing up of the Minutes of this Extraordinary General Meeting in the summary format, with the omission of the signatures of the shareholders, pursuant to Article 130, paragraph 1, of Law no. 6,404/76;

(b) the rectification of the qualification of the Board member Paulo Enrico Maria Zaghen, in the Minutes of the Extraordinary General Meeting held on February 16, 2007, to the correct qualification, which is: Paulo Enrico Maria Zaghen, a Brazilian citizen, married, economist, domiciled in the city and state of São Paulo, with office at Rua Gomes de Carvalho, 1666, cj 162, CEP 04541-006, with Individual Taxpayer's Register (CPF/MF) no. 112.551.538-49 and Identity Card (RG) no. 2.927.833-8 SSP/SP;

(c) the inclusion of the Company's employees among the beneficiaries of the Stock Option Plan of the Company, whose guidelines for structuring and implementation were approved by the General Shareholders' Meeting held on February 13, 2007;

(d) the split of forty-six million, four thousand, four hundred and twelve (46,004,412) non-par registered, book-entry common shares into which the Company's capital stock is divided, in the proportion of two (2) common shares for each one (1) existing common share, and the Company's capital stock will be represented by ninety-two million, eight thousand, eight hundred and twenty-four (92,008,824) non-par registered, book-entry common shares.

(d).1. the common shares issued in view of the split approved herein will have the same rights and advantages ensured to the already existing shares, set forth in the Company's Bylaws and in the legislation in force, and will take part in the same conditions regarding all the benefits granted, including the distribution of dividends and possible compensations of capital approved by the Company; and

(e) due to the resolutions approved in the item (d) above, the amendment to the *caput* of Article 5 of the Company's Bylaws is approved by the shareholders to be effective with the following wording:

*"**Article 5.** The Company's capital stock, fully subscribed, is ninety-nine million, six hundred and sixty-six thousand, seven hundred and forty reais (R$99,666,740.00), represented by ninety-two million, eight thousand, eight hundred and twenty-four (92,008,824) non-par registered, book-entry common shares."*

CLOSURE: There being no further business to discuss, these minutes were drawn up and read, found in compliance, approved by unanimous vote and signed by all.

This present instrument is a free English translation of the minutes of the extraordinary general meeting of Even Construtora e Incorporadora S.A., held on March 7, 2007 drawn up in the Company's records. Carlos Eduardo Terepins (Chairman); Abrão Muszkat (Secretary); shareholders: Kary Empreendimentos e Participações S.A. (by Abrão Muszkat and David Cytrynowicz); Genoa Fundo de Investimento em Participações (by Banco Santander Banespa S.A.), Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, David Cytrynowicz, Claudio Kier Citrin, Rubens Antonio Tiburski, Paolo Enrico Maria Zaghen and Lídia Goldstein.

São Paulo, March 7, 2007.

Abrão Muszkat
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Company Registry (NIRE) 35.300.329.520
Corporate Taxpayers' ID (CNPJ/MF) 43.470.988/0001-65

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING
HELD ON MARCH 7, 2007

DATE AND VENUE: on March 7, 2007 at 12:00 pm at the Company's headquarters located in the city and state of São Paulo at Rua Funchal nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001, E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the totality of the registered capital, with the call notice waived, in conformance with Article 124, §4º, of Law 6,404/76.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Abrão Muszkat – Secretary

AGENDA: (a) the drafting of the Minutes of this Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, pursuant to Article 130, Paragraph 1 of Law 6,404/76; (b) an increase in the authorized limit on capital provided for by the Company's Bylaws; and (c) the amendment of Article 6 of the Company's Bylaws.

RESOLUTION: The shareholders resolved, by unanimous vote and with no restrictions, to approve the following:

(a) the drafting of the Minutes of this Extraordinary Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, in conformance with Article 130, Paragraph 1 of Law 6,404/76;

(b) An increase in the authorized limit on capital provided for in the *caput* of Article 6 of the Company's Bylaws, from the current R$ 550,000,000.00 (five hundred and fifty million Reais) to R$ 750,000,000.00 (seven hundred and fifty million Reais), by means of the issuance of common registered book-entry shares with no par value, independent of any amendment to the bylaws, by resolution of the Board of Directors;

(c) in view of the resolution approved in the aforementioned item (b), the shareholders hereby resolve to approve the amendment of the *caput* of Article 6 of the Company's Bylaws, which shall take effect with the following text:

*"**Article 6º** The Company is authorized to increase its registered capital up to the limit of R$750,000,000.00 (seven hundred and fifty million Reais), represented by common registered book-entry shares with no par value, independent of any amendment to its bylaws, by resolution of the Board of Directors, which will also*

be charged with establishing the conditions for the issuance, including the price, term and form of payment."

CLOSURE: With no other matters on the agenda, these minutes were drawn up, read, and unanimously approved and signed by all.

This is a free translation of the minutes of the extraordinary shareholders' meeting of EVEN CONSTRUTORA E INCORPORADORA S.A. held on March 7, 2007 filed in the company's records. Carlos Eduardo Terepins (Chairman); Abrão Muszkat (Secretary); shareholders: Kary Empreendimentos e Participações S.A. (p. Abrão Muszkat and David Cytrynowicz); Genoa Fundo de Investimento em Participações (p. Banco Santander Banespa S.A.), Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, David Cytrynowicz, Claudio Kier Citrin, Rubens Antonio Tiburski, Paolo Enrico Maria Zaghen and Lídia Goldenstein.

São Paulo, March 7, 2007.

Abrão Muszkat
Secretary

Even Construtora e Incorporadora S.A.

Corporate Taxpayers' ID (CNPJ) 43.470.988/0001-65
Corporate Registry (NIRE) 35.300.329.520

Minutes of the Board of Directors' Meeting held on March 20, 2007

Date, Time and Venue: On March 20, 2007, at 10:00 am, at the Company's headquarters located at Rua Funchal 418, 29º e 30º pavimentos – Conjuntos 2901 e 3001 – CONDOMÍNIO E-TOWER SÃO PAULO, CEP 04551-060, in the city and state of São Paulo.

Attendance: Call notice was waived due to the attendance of all members of the Company's Board of Directors, namely: Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Rubens Antonio Tiburski, Claudio kier Citrin, Paolo Enrico Maria Zaghen and Lidia Goldenstein.

Chair: Mr. Carlos Eduardo Terepins
Secretary: Mr. Abrão Muszkat

Agenda: To analyze and ratify the working capital operations with the banks Itaú BBA S/A and UBS Pactual S/A.

Resolutions: (a) The Board members decided, by unanimous vote, to ratify acquisition of the following borrowing operations: (i) Working Capital Agreement No. 100107020000500 dated February 12, 2007, in the amount of R$ 25,000,000.00 (twenty five million Brazilian reais) and (ii) Working Capital Agreement No. 100106100000601 dated January 31, 2007, in the amount of R$5,206,593.85 (five million, two hundred six thousand, five hundred ninety-three Brazilian reais and eighty-five centavos) with Banco Itaú BBA S/A.; (iii) Bank Letter of Credit No. 033/07, dated February 13, 2007, in the amount of R$10,000,000.00 (ten million Brazilian reais) and (iv) Bank Letter of Credit No. 034/07, dated February 13, 2007, in the amount of R$15,000,000.00 (fifteen million Brazilian reais) with Banco UBS Pactual S/A., and expressly approved the actions of the Company's Executive Officers and/or proxies with regard to these operations.

Closure: There being no further issues to discuss, the present minutes were drawn up, read, and after being unanimously approved, were signed by all the members present.

This is a free translation of the Minutes of the Meeting of the Board of Directors of Even Construtora e Incorporadora S/A., held on March 20, 2007, drawn up in the Company's records. Signatures: Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, March 20, 2007

Abrão Muszkat
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Company Registry (NIRE) 35.300.329.520
Corporate Taxpayers' ID (CNPJ/MF) 43.470.988/0001-65

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING
HELD ON MARCH 20 2007

DATE AND LOCATION: March 20, 2007 at 12:00 pm at the Company's headquarters located in the city and state of São Paulo at Rua Funchal nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001, E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the totality of the registered capital, with the call notice waived, pursuant to Paragraph 4 of Article 124, of Law 6,404/76

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Eduardo Cytrynowicz – Secretary

AGENDA: (a) the drafting of the Minutes of this Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, pursuant to Article 130, Paragraph 1 of Law 6,404/76; and (b) confirmation of the address of the Company's headquarters, with the consequent amendment to Article 2 of the Company's Bylaws; and (c) approval of the assignment of specific attributions and powers to each director pursuant to the Bylaws, with the consequent amendment to Article 29 of the Company's Bylaws.

RESOLUTION: The shareholders resolved, by unanimous vote and with no restrictions, to approve the following:

I. the drafting of the Minutes of this Extraordinary Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, pursuant to Article 130, Paragraph 1 of Law 6,404/76;

II. confirmation that the Company's headquarters are located at Rua Funchal, nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001, CEP 04551-060, in the city and state of São Paulo;

III. due to the resolution approved in item II above, Article 2 of the Bylaws shall have the following new wording:

*"**Article 2** The Company is headquartered at Rua Funchal, nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001, CEP 04551-060, in the city and state of São Paulo"*

IV. approve the assignment of specific attributions and powers to each of the Company's directors pursuant to the Bylaws, through the inclusion of Paragraphs 1 to 5 in Article 29 of the Company's Bylaws;

V. due to the resolution approved in item IV above, Article 29 of the Bylaws shall have the following new wording:

*"**Article 29** As a Joint Committee, the Executive Board is responsible for:*

(...)

Paragraph 1 *Chief Executive Officer, besides coordinating the Directors' actions and managing the execution of activities relating to the Company's overall planning: (i) planning, coordinating, organizing, supervising and managing the Company's activities; (ii) summoning and presiding the Executive Board's meetings; (iii) keeping the members of the Board of Directors informed on the Company's activities and the progress of operations; (iv) exercising the general supervision of the competencies and attributions of the Executive Board; and (v) exercising other attributions potentially established by the Board of Directors.*

Paragraph 2 *Corporate Affairs Director, among other attributions that may be established by the Chief Executive Officer or by the Board of Directors: (i) managing the activities linked to the relations with external institutions, whenever said activities relate to the Company's market image; (ii) managing the activities relating to the Company's institutional marketing; and (iii) representing the Company in activities linked to industry or trade organizations.*

Paragraph 3 *Chief Financial Officer and Investor Relations Officer, among other attributions that may be established by the Chief Executive Officer or by the Board of Directors: (i) planning, coordinating, organizing, supervising and managing the activities relating to the Company's financial operation, (ii) managing the Company's consolidated finances; (iii) proposing the performance goals and results of the different areas of the Company and of its subsidiaries*

and associated companies; (iv) proposing the Company's budget and following up on the results achieved by the Company, its subsidiaries and associated companies; (v) preparing the Company's income statements and annual report; (vi) coordinating the evaluation and implementation of investments opportunities and operations, including financing, which are of interest to the Company, its subsidiaries and associated companies; (vii) elaborating and following up on the Company's business, operating and investment plans; (viii) preparing and following up on the Company's organizational plan and issuing the corresponding norms; (ix) managing the Company's human resources area; (x) following up on and managing the Company level of customer satisfaction and coordinating the customer relationship activities; (xi) managing the Company's systems and Information Technology (IT) areas; (xii) coordinating the development and acquisition activities; and (xiii) individually representing the Company before controlling bodies and other institutions acting in the capital market, responsible for providing information to the CVM, and to the stock exchanges and markets in which the Company is listed, pursuant to the applicable legislation.

Paragraph 4 *Development Director, among other attributions that may be established by the Chief Executive Officer or by the Board of Directors; (i) proposing the Company's expansion strategy; (ii) proposing and conducting the product development plans; (iii) managing the Company's marketing activities; (iv) elaborating the media and communication plans; (v) supervising the Company's sales activities; (vi) defining the Company's product sale prices; and (vii) generating the activities related to the acquisition of the Company's new areas and businesses.*

Paragraph 5 *Technical Director, among other attributions that may be assigned by the Chief Executive Officer or by the Board of Directors: (i) evaluating and determining the construction technologies and processes to be adopted by the Company; (ii) defining the Company's construction cost; (iii) coordinating the Company's supply activities; (iv) coordinating the Company's technical assistance activities; (v) managing all of the activities related to construction, responsible for all technical aspects related to these activities; (vi) managing all activities relating to occupational safety and health; and (vii) managing and coordinating all activities linked to the development of all projects aimed at the execution of the Company's products."*

CLOSURE : With no other matters on the agenda, these minutes were drawn up, read, and unanimously approved and signed by all.

Carlos Eduardo Terepins
Chairman

Eduardo Cytrynowicz
Secretary

Shareholders:

Kary Empreendimentos e Participações S.A.
Abrão Muszkat and David Cytrynowicz

Carlos Eduardo Terepins

Luis Terepins

Genoa Fundo de Investimento em Participações
Banco Santander Banespa S.A.

Abrão Muszkat

Claudio Kier Citrin

Lidia Goldenstein

Paolo Enrico Maria Zaghen

Rubens Antonio Tiburski

David Cytrynowicz

EVEN CONSTRUTORA E INCORPORADORA S.A.

Company Registry (NIRE) 35.300.329.520
Corporate Taxpayers' ID (CNPJ/MF) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON MARCH 21, 2007

DATE AND VENUE: March 21, 2007 at 12:30 pm at the Company's headquarters located in the city and state of São Paulo at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, E-Tower São Paulo, CEP 04551-060, Vila Olímpia.

ATTENDANCE: Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lidia Goldenstein, representing all of the members of the Company's board of directors.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Eduardo Cytrynowicz – Secretary

CALL NOTICE: The call notice was waived in conformance with the sole paragraph of Article 16 of the Company's Bylaws, given the presence of all of the Company's board members.

AGENDA: (a) re-ratification of the text that transcribed the resolutions of item (i), (ii) and (iii) of the Minutes of the Meeting of the Company's Board of Directors held on March 7, 2007, at 12:00 pm, regarding the increase in the Company's registered capital approved in said meeting; and (b) the exercise and renouncement by certain shareholders in the Company of their right of first refusal to subscribe to the common shares involved in the increase in the Company's registered capital, approved by the Meeting of the Board of Directors of the Company held on March 7, 2007 at 12:00 pm.

RESOLUTION: The board members resolved, by unanimous vote and with no restrictions, in favor of the:

I. re-ratification of the text that transcribed the resolutions of the Minutes of the Meeting of the Company's Board of Directors held on March 7, 2007, to

(a) re-ratify the text transcribed of item (i) of the Minutes of the Meeting of the Company's Board of Directors held on March 7, 2007, so that it states the correct amount of the capital of the Company approved in said meeting. In view of the aforementioned, item (i) of said minutes shall have the following wording:

"(i) Approve the increase in the Company's registered capital, within the authorized limit provided for in Article 6 of the Bylaws, which shall increase

from 92,008,824 (ninety-two million, eight thousand, eight hundred and twenty-four) common shares to 126,791,433 (one hundred and twenty-six million, seven hundred and ninety-one thousand, four hundred and thirty-three) common shares, through the issue of 34,782,609 (thirty-four million, seven hundred and eighty-two thousand, six hundred and nine) new registered book-entry common shares with no par value, without the exclusion of the right of first refusal of the current shareholders of the Company, pursuant to Law 6,404/76, to be the object of distribution under the scope of the public offering for the primary distribution approved by the Company's Extraordinary Shareholders' Meeting ("Offering") held on February 13, 2007, as re-ratified by the Extraordinary Shareholders' Meeting held on March 21, 2007.

(b) re-ratification of the text transcribed of item (ii) of the Minutes of the Meeting of the Company's Board of Directors held on March 7, 2007, so that it states the correct structure of the public offering for the primary distribution of common shares issued by the Company. In view of the aforementioned, item (ii) of said minutes shall have the following wording:

*"(ii) Pursuant to Article 24 of CVM **Instruction** 400, the total number of shares initially offered (not considering the Additional Shares) may be increased by up to 15% (fifteen percent), or by up to 5,217,391 (five million, two hundred and seventeen thousand, three hundred and ninety-one) common shares issued by the Company, at the same conditions and price of the Shares initially offered ("Overallotment Shares"), in accordance with the option to be granted by the Company to UBS Pactual, which will be used to meet any excess demand that comes to be observed in the course of the Offering ("Greenshoe Option")."*

(c) ratification of the text transcribed of item (iii) of the Minutes of the Meeting of the Company's Board of Directors held on March 7, 2007, so that it states the correct criteria for setting the issue price of the common shares issued by the Company on the occasion. In view of the aforementioned, item (iii) of said minutes shall have the following wording:

"(iii) The issue price of the common shares to be issued shall be set in accordance with Item III of Paragraph 1 of Article 170 of Law 6,404/76, based on the procedure provided for in Article 44 of CVM Instruction 400, by means of a resolution of the Board of Directors of the Company, prior to the concession of the registration of the Offering by the CVM."

II. in view of the increase in the Capital's registered capital, as approved at the Meeting of the Board of Directors of the Company held on March 7, 2007, and re-ratified by these minutes, the shareholder Genoa Fundo de Investimento em Participações, which was present at the meeting and is a signatory to these minutes,

irrevocably and irreversibly manifested its interest in exercising its right of first refusal to subscribe to 6,956,522 (six million, nine hundred and fifty-six thousand, five hundred and twenty-two) common shares issued by the Company, at the issue price to be set by the Board of Directors of the Company, and to be subscribed and paid at sight in Brazilian legal tender, under the scope of the Offering. The other shareholders, which were present at the meeting and are signatories to these minutes, hereby irrevocably and irreversibly waive their right of first refusal to subscribe to the Shares under the scope of the Offering.

CLOSURE: With no other matters on the agenda, these minutes were drawn up, read, and unanimously approved and signed by all.

This is a free translation of the minutes of the meeting of the board of directors EVEN CONSTRUTORA E INCORPORADORA S.A., held on March 21, 2007, filed in the company's records.

Board members - Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, March 21, 2007.

EDUARDO CYTRYNOWICZ
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Company Registry (NIRE) 35.300.329.520
Corporate Taxpayers' ID (CNPJ/MF) 43.470.988/0001-65

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING
HELD ON MARCH 21, 2007

DATE AND LOCATION: on March 21, 2007 at 12:00 pm at the Company's headquarters located in the city and state of São Paulo at Rua Funchal nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001, E-Tower São Paulo, Vila Olímpia.

ATTENDANCE: Shareholders representing the totality of the registered capital, with the call notice waived, pursuant to Paragraph 4 of Article 124, of Law 6,404/76.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Eduardo Cytrynowicz – Secretary

AGENDA: (a) the drafting of the Minutes of this Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, pursuant to Article 130, Paragraph 1 of Law 6,404/76; and (b) re-ratification of the text that transcribed the resolution of item (a) of the Minutes of the Company's Extraordinary Shareholders' Meeting held on February 13, 2007, regarding the realization of the public offering for the primary and secondary distribution of common shares issued by the Company that was approved on that occasion.

RESOLUTION: The shareholders resolved, by unanimous vote and with no restrictions, to approve the following:

I. the drafting of the Minutes of this Extraordinary Shareholders' Meeting in summary format, with the omission of the shareholders' signatures, pursuant to Article 130, Paragraph 1 of Law 6,404/76;

II. re-ratification of the text that transcribed the resolution of item (a) of the Minutes of the Company's Extraordinary Shareholders' Meeting held on February 13, 2007, to amend the transcribed text described in item (a) so that it states the correct characteristics of the public offering for the distribution of common shares issued by the Company. In view of the aforementioned, item (a) of said minutes shall have the following wording:

"(a) Authorize the holding, by the Company, of a public offering to distribute common shares issued by the Company, with no exclusion of the right of first refusal of the current shareholders, pursuant to Law 6,404/76, all registered book-entry shares with no par value ("Offering" and "Shares", respectively). The offering will be carried out in Brazil, subject to the obtainment of registration at the securities and exchange commission Comissão de Valores Mobiliários ("CVM"), in the unorganized over-the-counter market, pursuant to CVM Instruction 400, jointly underwritten by Banco Itaú BBA S.A. and Banco UBS Pactual S.A., and with international placements efforts, in the case of the United States, to qualified institutional investors, pursuant to Rule 144A issued by the Securities and Exchange Commission of the United States of America ("SEC"), in operations exempt from registration pursuant to the provisions of the U.S. Securities Act of 1933 as amended ("Securities Act") and to the regulations issued under the scope of the Securities Act, and, in the case of countries other than Brazil and the United States of America, pursuant to the procedures provided for by Regulation S issued by the SEC, in accordance with the applicable legislation in the country of domicile of each investor, by means of the investment mechanisms regulated by the National Monetary Council, by the Brazilian Central Bank, and by the CVM.".

III. The shareholders confirm that the determination of the quantity of Shares, the setting of the issue price of the Shares, and the other characteristics of the Offering shall be approved by the board of directors of the Company, in a meeting to be held before the concession of the Offering registration by the CVM.

IV. The shareholders may also increase the quantity of Shares initially offered, pursuant to Article 14, Paragraph 2 of CVM Instruction 400, however, in such case said increase must be approved by a General Meeting of Shareholders.

V. The shareholder Genoa Fundo de Investimento em Participações hereby irrevocably and irreversibly manifests its interest in exercising its right of first refusal to subscribe to the Shares that are the object of the Offering, in proportion to its interest in the Company's registered capital, to be subscribed and paid in a spot payment in Brazilian legal tender, under the scope of the Offering, independent of the issue price of the Shares, with said exercise of the right of first refusal dependent on the effective holding of the Offering. The other shareholders hereby irrevocably and irreversibly waive their right of first refusal to subscribe to the Shares under the scope of the Offering.

VI. Lastly, the Company's management is hereby duly authorized to take all of the measures and practice all of the acts required to carry out and implement the Offering.

CLOSURE: With no other matters on the agenda, these minutes were drawn up, read, and unanimously approved and signed by all.

This is a free translation of the minutes of the Extraordinary Shareholders' Meeting of EVEN CONSTRUTORA E INCORPORADORA S.A. held on March 21, 2007, filed in the company's records. Carlos Eduardo Terepins (Chairman); Eduardo Cytrynowicz (Secretary); Shareholders - Kary Empreendimentos e Participações S.A. (p. Abrão Muszkat and David Cytrynowicz); Genoa Fundo de Investimento em Participações (p. Banco Santander Banespa S.A.); Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lídia Goldenstein.

São Paulo, March 21, 2007

EDUARDO CYTRYNOWICZ
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

COMPANY REGISTRY (NIRE) 35.300.329.520
CORPORATE TAXPAYERS' ID (CNPJ/MF) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON MARCH 29, 2007

DATE AND VENUE: on March 29, 2007 at 12:30 pm at the Company's headquarters located in the city and state of São Paulo at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, E-Tower São Paulo, CEP 04551-060, Vila Olímpia.

ATTENDANCE: Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lidia Goldenstein, representing all of the members of the Company's Board of Directors.

Composition of the board: Carlos Eduardo Terepins – Chairman
Eduardo Cytrynowicz – Secretary

CALL NOTICE: The call notice was waived in conformance with the sole paragraph of Article 16 of the Company's Bylaws, given the presence of all of the Company's board members.

AGENDA: (a) ratification of the increase in the Company's registered capital, to be carried out via the primary issue of common shares, approved by the Board of Directors' meeting of March 7, 2007 and re-ratified on March 21, 2007, not excluding the current shareholders' first refusal rights, pursuant to Law 6.404/76; (b) establishment and justification of the issue price of the Company's common shares related to the capital increase referred to in item (a); (c) as a result of the deliberations for items (a) and (b), approval of the increase in the Company's registered capital in Reais; (d) approval of documents related to the share issue, including: (i) the respective Final Prospectus and Offering Memorandum; (ii) the Agreement for the Underwriting, Subscription and Placement of the Company's Common Shares; (iii) the Placement Facilitation Agreement; (iv) the Agreement for the Provision of Price Stabilization Services for the Company's Common Shares; and (v) the Service Agreement with the Brazilian Clearing and Depository Corporation (CBLC); and (e) authorization for the Executive Board to enter into all of the documents related to the Offering, including those indicated in item (d) above, as well as to take all the necessary measures to conclude the Offering.

RESOLUTIONS: By unanimous vote and without restrictions, the members of the Board of Directors decided to:

(a) Ratify the increase in the Company's registered capital provided for in Article 6 of its By-laws, approved by the Board of Directors' meeting of March 7, 2007, re-ratified on March 21, 2007, from 92,008,824 (ninety-two million, eight thousand, eight hundred twenty-

four) common shares to 126,791,433 (one hundred twenty-six million, seven hundred eighty-two, six hundred and nine) common shares, via the issue of 34,782,609 (thirty-four million, seven hundred eighty-two thousand, six hundred and nine) new shares ("Shares"), all registered, book-entry and with no par value, with no exclusion of the first refusal rights of the Company's current shareholders, pursuant to Law 6,404/76. The shares issued will be the object of the primary Offering of the Company's common shares, as approved by the Extraordinary Shareholders' Meeting of February 13, 2007 and re-ratified on March 21, 2007 ("Offering").

(b) To approve the price of R$11.50 (eleven Reais and fifty Centavos) per Share for the Offering ("Share Price"), established based on the result of the procedure to survey investment intentions ("Bookbuilding Procedure") carried out by the Lead Managers of the Offering, pursuant to Article 44 of CVM Instruction 400 and Item III of Paragraph One of Article 170 of Law 6.404/76. The selection of the criterion for setting the Share Price is justified by the fact that the Share Price shall not lead to the undue dilution of the Company's current shareholders and that Shares will undergo a public offering, and that the Shares' market price was assessed through the Bookbuilding Procedure, which reflects the amount investors presented in their share subscription orders in the context of the Offering. The Shares will be paid at sight, upon their subscription in Brazilian legal tender, and will grant rights to dividends and interest on equity declared by the Company as of the settlement of the Offering as well as to all the other rights and benefits granted to the Company's other common shares henceforth, in equal terms, pursuant to Law 6.404/76, the Company's By-laws and the Listing Regulations for the Novo Mercado segment of the São Paulo Stock Exchange (Bovespa).

(c) To approve, as a result of the deliberations in items (a) and (b) above, the increase in the Company's capital in Reais, from the current R$99,666,740.00 (ninety-nine million, six hundred sixty-six thousand, seven hundred and forty Reais) to R$499,666,743.50 (four hundred and nine million, six hundred sixty-six thousand, seven hundred forty-three Reais and fifty Centavos), for an increase of R$400,000,003.50 (four hundred million and three Reais and fifty Centavos).

(d) To approve the documents related to the Offering, including (i) the respective Final Prospectus and Offering Memorandum; (ii) the Agreement for the Underwriting, Subscription and Placement of the Company's Common Shares; (iii) the Placement Facilitation Agreement; (iv) the Agreement for the Provision of Price Stabilization Services for the Company's Common Shares; and (v) Service Agreement with the Brazilian Clearing and Depository Corporation (CBLC), to be duly filed at the Company's headquarters.

(e) To authorize the Executive Board to enter into all the documents related to the offering, including those indicated in item (d) above, as well as to take all necessary measures to conclude the Offering.

CLOSURE: With no further matters on the agenda, these minutes were drawn up, read, and unanimously approved and signed by all.

This is a free translation of the minutes of the meeting of the Board of Directors of EVEN CONSTRUTORA E INCORPORADORA S.A., held on March 29, 2007, filed in the company's records.

Board members - Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, March 29, 2007.

EDUARDO CYTRYNOWICZ
SECRETARY

EVEN CONSTRUTORA E INCORPORADORA S.A.

COMPANY REGISTRY (NIRE) 35.300.329.520
CORPORATE TAXPAYERS' ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON MARCH 30, 2007

DATE AND VENUE: On March 30, 2007 at 10:00 am at the Company's headquarters located at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, E-Tower São Paulo, CEP 04551-060, Vila Olímpia, in the city and state of São Paulo.

ATTENDANCE: All the members of the Company's Board of Directors were present: Messrs. Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lidia Goldenstein.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman

Eduardo Cytrynowicz – Secretary

CALL NOTICE: THE call notice was dispensed with due to the presence of all the members of the Company's Board of Directors, pursuant to the sole paragraph in Article 16 of the Company's Bylaws.

AGENDA: To approve the number of subscribed shares in the increase of the Company's registered capital, approved at the Board of Directors' meeting held on March 7, 2007 and ratified on March 21, 2007, in the context of the public offering for the primary distribution of common shares in the company ("Offering").

RESOLUTIONS: The members decided, by unanimous vote and without any restrictions, to approve the subscription of 34,782,609 (thirty four million, seven hundred eighty-two thousand, six hundred nine) registered book-entry shares with no par value, representing all the common shares issued to increase the Company's capital stock. Said increase was approved at the Board of Directors' meeting held on March 07, 2007 and ratified on March 21, 2007.

CLOSURE: With no further issues to address, the meeting was closed for the drawing up of the present minutes, which after read and approved, were signed by all the members in attendance.

This is a free translation of the minutes of the Board of Directors' meeting of EVEN CONSTRUTORA E INCORPORADORA S.A. held on March 30, 2007 and filed in the Company's records. (a.a.) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lidia Goldenstein.

São Paulo, March 30, 2007.

EDUARDO CYTRYNOWICZ

Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

COMPANY REGISTRY (NIRE) 35.300.329.520
CORPORATE TAXPAYERS' ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON APRIL 4, 2007

DATE AND VENUE: on April 4, 2007, at 10:00 am, at the Company's headquarters, located at Rua Funchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, e-Tower Vila Olímpia, CEP 04551-060, in the city and state of São Paulo.

ATTENDANCE: Messrs. Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat; Claudio Kier Citrin, Rubens Antonio Tiburski, Paolo Enrico Maria Zaghen and Lidia Goldenstein, representing the entire Board of Directors of the Company.

PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Eduardo Cytrynowicz – Secretary

CALL NOTICE: The call notice was dispensed with due to the presence of all the members of the Company's Board, pursuant to Article 16 of the Company's Bylaws.

AGENDA: To decide on the ratification of the increase in the Company's registered capital, previously approved at the Board of Directors' meetings held on March 07, 2007, ratified on March 21, 2007 and on March 29, 2007, from the IPO ("Offering").

RESOLUTIONS: The members of the board decided, by unanimous vote and without any restrictions, to approve the increase in the Company's capital stock approved at the Board of Directors' meetings held on March 7, 2007, and ratified again on March 21, 2007 and on March 29, in the context of the Company's IPO, in the amount of R$400,000,003.50 (four hundred million and three Reais and fifty Centavos), through the issue of 34,782,609 (thirty-four million, seven hundred eighty-two thousand, six hundred and nine) registered book-entry shares with no par value.

Following said increase, the Company's registered capital comprises R$499,666,743.50 (four hundred ninety-nine million, six hundred sixty-six thousand, seven hundred forty-three Reais and fifty Centavos), represented by 126,791,433 (one hundred twenty-six million, seven hundred ninety-one thousand, four hundred thirty-three) registered book-entry shares with no par value.

CLOSURE: With no further issues to address, the meeting was adjourned for the drawing up of these minutes, which were read, unanimously approved, and signed by all members in attendance.

This is a free translation of the Board of Directors' meeting of EVEN CONSTRUTORA E INCORPORADORA S.A. held on April 4, 2007, filed in the Company's records. (a.a.) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen; and Lidia Goldenstein.

São Paulo, April 4, 2007.

EDUARDO CYTRYNOWICZ
Secretary

RECEIVED

2007 MAY -1 A 7:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Even Construtora e Incorporadora S.A.

Corporate Registry ID (NIRE) 35.300.329.520
Corporate Taxpayer's ID (CNPJ/ MF) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON MAY 2, 2007

Date, Time and Place: On May 2, 2007, at 10:00a.m., at the Company's headquarters, located at Rua Funchal, 418, 29° e 30° andar, conjuntos 2901 e 3001, Condomínio e-Tower São Paulo, CEP 04551-060, Vila Olímpia, in the city of São Paulo, state of São Paulo.

Attendance: the following Board members attended the meeting: Mr. and Mrs. Carlos Eduardo Terepins; Mr. Luis Terepins; Mr. Abrão Muszkat; Mr. Claudio Kier Citrin; Mr. Rubens Antonio Tiburski; Mr. Paolo Enrico Maria Zaghen; and Mrs. Lidia Goldenstein, representing the entire board of directors of the Company.

Presiding Board: Carlos Eduardo Terepins- Chairman
Eduardo Cytrynowicz- Secretary

Call: Exempt, pursuant to sole article 16 of the Company's Bylaws, in view of the attendance of the entire board of directors of the Company.

Agenda: To resolve on: (i) to increase the Company's capital, under issue of new common shares, within the limits of the authorized capital stipulated in the Company's Bylaws; (ii) to define the issue price of new common shares; (iii) to exclude the preemptive right of current shareholders in the subscription of new common shares; (iv) to define the form of subscription and payment of new common shares; and (v) to determine the right the new common shares shall grant to its shareholders.

Resolutions: By unanimous vote, the members of the Board of Directors decided: (i) to approve the increase in the Company's capital, within the limits of the authorized capital stipulated in the Company's Bylaws, via the issue of 5,217,391 (five million, two hundred, seventeen thousand, three hundred and ninety-one) new common shares, for public offering under the scope of the Primary Public Offering of Common Shares Issued by the Company, in view of the exercise by Banco UBS Pactual S.A. of Overallotment, as provided for in Clause 3 of "Agreement of Even Construtora e Incorporadora S.A.", entered into on March 29, 2007 ("Distribution Agreement"); (ii) to define the issue price of common shares at eleven reais and fifty centavos (R$11.50), based on provision of article 170, paragraph 1 of Law 6,404/76, corresponding to the Price per Share, as provided for in item IV of Clause 3 of the Distribution Agreement. In view of the increase approved herein, the Company's capital stock shall increase from current four hundred, ninety-nine million, six hundred, sixty-six thousand, seven hundred, forty-three reais and fifty centavos (R$499,666,743.50) to five hundred, fifty-nine million, six hundred, sixty-six thousand, seven hundred and forty reais

(R$559,666,740.00), thus, an increase of fifty-nine million, nine hundred, ninety-nine thousand, nine hundred, ninety-six reais and fifty centavos (R$59,999,996.50), and the Board of Directors, after due payment of common shares issued herein, shall be responsible for ratifying said Company's capital stock increase; (iii) to exclude the preemptive right of current Company's shareholders in the subscription of new common shares, pursuant to provision in article 172 of Law 6,404/76; (iv) that the new common shares shall be paid-up in domestic currency, on the date of their subscription, pursuant to regulation and operational procedures of the Brazilian Clearing and Depositary Corporation - CBLC; (v) the new common shares shall grant to its titleholders the same rights granted to other common shares issued by the Company, pursuant to its Bylaws and further applicable legal provisions, including the right to fully receive dividends and other proceeds of any nature to be declared by the Company.

Closure: there being no further matters to discuss, the Chairman adjourned the meeting, and we drew up these minutes, which were signed by me and all those attending the meeting.

EVEN CONSTRUTORA E INCORPORADORA S.A.

COMPANY REGISTRY (NIRE) 35.300.329.520
CORPORATE TAXPAYERS' ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 10, 2007

1. DATA AND VENUE: on May 10, 2007 at 11:00 am at the headquarters of Even Construtora e Incorporadora S.A. ("Company"), located at RuaFunchal, 418, 29° e 30° pavimentos, conjuntos 2901 e 3001, E-Tower São Paulo, CEP 04551-060, Vila Olímpia, in the city and state of São Paulo.

2. ATTENDANCE: Messrs. Carlos Eduardo Terepins, Luis Terepins, Abrão Muszkat, Claudio Kier Citrin, Rubens Antonio Tiburski, Paolo Enrico Maria Zaghen, and Lidia Goldenstein, representing the entire Board of Directors of the Company.

3. PRESIDING BOARD: Carlos Eduardo Terepins – Chairman
Eduardo Cytrynowicz – Secretary

4. CALL NOTICE: THE call notice was dispensed with due to the presence of all the members of the Company's Board, pursuant to Article 16 of the Company's Bylaws.

5. AGENDA: To decide on (i) ratification of the increase in the Company's capital, as approved by the Board of Directors' meeting of May 2, 2007; (ii) the increase in the Company's capital through the issue of new common shares, within the authorized limit of capital laid down in its Bylaws, via the conversion of debentures issued by the Company, pursuant to Article 166 of Law 6404/76; (iii) the setting of the price and determination of the manner in which new shares will be subscribed and paid in; (iv) the exclusion of the current shareholders' first refusal rights for the subscription of new shares; (v) the rights that the new shares will grant their holders; (vi) the ratification of the Company's current capital; (vii) the ratification of the financing contract entered into by the Company with Banco Itaú BBA S.A. on April 16, 2007.

6. RESOLUTIONS: By unanimous vote and without any restrictions, the members of the Board of Directors decided:

(i) to ratify the capital increase of the Company, approved by the Board of Directors' meeting of May 2, 2007 for a total sum of R$59,999,996.50 (fifty-nine million, nine hundred ninety-nine thousand, nine hundred ninety-six Reais and fifty Centavos) through the issue of 5,217,391 (five million, two hundred seventeen thousand, three hundred ninety-one) registered, book-entry, common shares with no par value.

(ii) to approve the increase in the Company's capital, within the authorized limit of capital laid down in its Bylaws, under the terms of Article 166 of Law 6404/76, through

the issue of 8,276,150 (eight million, two hundred seventy-six thousand, one hundred fifty) registered, book-entry, common shares with no par value, via the conversion of 50 (fifty) debentures issued by the Company held by Genoa Fundo de Investimento em Participações, the object of the "First Public Issue of Registered, Convertible Debentures of the Company, Subordinate Type, in a Single Series", registered at the Brazilian Securities and Exchange Commission on March 2, 2007, under No. CVM/SRE/DCA/2007/001 for a total sum of R$47,587,894.50 (forty-seven million, five hundred eighty-seven thousand, eight hundred ninety-four Reais and fifty Centavos) corresponding to the debentures' total value of R$50,000,000.00 (fifty million Reais), restated and increased by the interest income from the date of their issue on February 1, 2007 up to the present date.

(iii) to set the issue price of the common shares at R$5.750003867 per share, pursuant to Article 170, Paragraph One, Item I, of Law 6404/76, based on the calculation formula described in Clause 5.4.2 of the Debenture Indenture for a total of R$47,587,894.50 (forty-seven million, five hundred eighty-seven thousand, eight hundred ninety-four Reais and fifty Centavos). The 8,276,150 (eight million, two hundred seventy-six thousand, one hundred fifty) new shares thus issued are fully subscribed and paid-in by Genoa Fundo de Investimento em Participações through the conversion of the Debentures approved in item (ii) above, pursuant to the Subscription Bulletin in Appendix I of these minutes.

(iv) to approve the exclusion of the first-refusal rights of the Company's current shareholders in the subscription of the new shares issued herein, pursuant to Article 171, Paragraph Three, Part Two of Law 6404/76.

(v) to determine that the new shares issued will grant their holders the same rights as the other common shares issued by the Company, pursuant to its Bylaws and other applicable legal provisions, including the right to the full receipt of dividends and other income of any other type declared by the Company.

(vi) in light of the decisions approved in items (i), (ii) and (iii) above, to ratify the Company's current capital of R$607,254,634.50 (six hundred seven million, two hundred fifty-four thousand, six hundred thirty-four Reais and fifty Centavos), represented by 140,284,974 (one hundred forty million, two hundred eighty-four thousand, nine hundred seventy-four) registered, book-entry common shares, with no par value.

(vii) to ratify the Company's Working Capital Agreement No. 101107040000100, with Banco Itaú BBA S/A, of April 16, 2007, for a total of R$800,000.00 (eight hundred thousand Reais). The steps taken by the Company's executive board and/or attorneys-in-fact with regard to contracting said operation are expressly ratified.

7. CLOSURE: With no further issues to address, these minutes were drawn up, read and unanimously approved, and signed by all members in attendance.

Carlos Eduardo Terepins Chairman	Eduardo Cytrynowicz Secretary

Board Members:

Carlos Eduardo Terepins
Luis Terepins

Abrão Muszkat
Rubens Antonio Tiburski

Paolo Enrico Maria Zaghen

Lidia Goldenstein

Claudio Kier Citrin

APPENDIX I TO THE

MINUTES OF THE BOARD OF DIRECTORS' MEETING,
HELD ON MAY 10, 2007 AT 11:00 A.M.

SUBSCRIPTION BULLETIN

Company Name: Even Construtora e Incorporadora S.A.
Capital Increase: R$47,587,894.50.
Subscribed Capital: R$47,587,894.50.
Paid-in Capital: R$47,587,894.50.
Number of Subscribed Shares: 8,276,150 common shares.
Issue Price: R$5.750003867 per common share.
Approval of the Board of Directors, at the meeting held on May 10, 2007.

Subscriber	Subscribed Shares	Amount Paid In
Genoa Fundo de Investimento em Participações, an investment fund, constituted as a closed-in fund, registered in the Corporate Taxpayer's Roll (CNPJ/MF) under number 08.642.526/0001-87.	8,276,150	R$47,587,894.50

Shareholder:

Genoa Fundo de Investimento em Participações,
represented by its manager, Banco Santander Banespa S.A.

Name: Name:
Title: Title:

São Paulo, May 10, 2007

Eduardo Cytrynowicz
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company
Company Registry (NIRE) 35.300.329.520
Corporate Taxpayers' ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON MAY 14, 2007

1. **DATE, TIME AND VENUE**: on May 14, 2007 at 11:30 am at the headquarters of Even Construtora e Incorporadora S.A. ("Company"), located at Rua Funchal, 418, 29° e 30° pavimentos, conj. 2901 e 3001, CEP 04551-060, in the city and state of São Paulo.

2. **CALL NOTICE AND ATTENDANCE**: Meeting called on May 7, 2007, via a call notice delivered to all the members of the Board of Directors, pursuant to Article 16 of the Company's Board of Directors. All board members attended the meeting.

3. **PRESIDING BOARD:** Carlos Eduardo Terepins – Chairman
Flavia Sinopoli Lafraia – Secretary

4. **AGENDA**: Approval of the Company's Financial Statements for the first quarter of 2007 (January 01, 2007 to March 31, 2007).

5. **RESOLUTIONS**: By unanimous vote and without any restrictions, the members of the Company's Board of Directors decided,:

To approve the Financial Statements related to the first quarter of 2007 (January 1, 2007 to March 31, 2007).

6. **CLOSURE**: With no further issues to address, these minutes were drawn up, read and unanimously approved, and signed by all members in attendance.

This is a free translation of the minutes of the meeting of the Board of Directors of EVEN CONSTRUTORA E INCORPORADORA S.A. held on May 14, 2007, filed in the Company's records (a.a.) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, May 14, 2007.

FLAVIA SINOPOLI LAFRAIA
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company
Corporate Registry (NIRE): 35.300.329.520
Corporate Taxpayer's ID (CNPJ): 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING OF JUNE 29, 2007

1. DATE, TIME AND VENUE: At 10:00 am on June 29, 2007, at the headquarters of Even Construtora e Incorporadora S.A. ("Company"), at Rua Funchal, 418, 29° andar, CEP 04551-060, in the City and State of São Paulo,.

2. CALL NOTICE AND ATTENDANCE: The Call Notice was dispensed with, pursuant to the sole paragraph of article 16 of the Company's Bylaws, given that all members of the Company's Board of Directors were present.

3. PRESIDING: Mr. Carlos Eduardo Terepins assumed the Chairmanship of the Meeting and invited Ms. Flavia Sinopoli Lafraia to act as Secretary.

4. AGENDA: (i) approval the granting of the Company's stock option plan within the scope of the Stock Action Plan, whose terms and conditions were approved by the Extraordinary Shareholders' Meetings of February 13 and March 7, 2007 and (ii) authorization for the Executive Board to grant the stock options to the beneficiaries indicated.

5. RESOLUTIONS: Following examination and discussion, those Members of the Board of Directors in attendance unanimously resolved:

5.1 Pursuant to the terms and conditions for the implementation of the Company's Stock Option Plan approved by Extraordinary Shareholders' Meetings of February 13 and March 7, 2007, to approve the granting of stock options, as per the specific model agreement filed at the Company's headquarters, under the following terms and conditions, among others.

(a) Number of Shares and Beneficiaries: 1.25% (one point two five percent) of the Company's total number of shares to the "Management Beneficiaries" and the "Employee Beneficiaries", pursuant to the agreements governing the granting of stock options entered into on this date and filed at the Company's headquarters;

(b) Value of the Subscription: R$ 0.01 (one centavo of a Real) per share, said price to be paid by the Beneficiaries in cash upon subscription;

(c) Terms and Conditions for Exercising the Options:

(c.1) **Stock Option Plan for Management Beneficiaries:**

(i) first ¼ of the shares to be subscribed and/or purchased by the Management Beneficiaries

- *Vesting period for the exercise of the option in relation to this portion of shares:* there is no vesting period for the exercise of the option in relation to this portion of shares.

- - *Validity period of the option related to this portion of shares*: The validity period for the exercise of the option to acquire this portion of shares shall expire on October 1, 2007. Once this term has expired, the Management Beneficiaries will no longer have the right to exercise their respective options relative to the first ¼ of the shares to be subscribed and/or purchased by same.

(ii) last ¾ of the shares to be subscribed and/or purchased by the Management Beneficiaries

- *Vesting period for the exercise of the option in relation to this portion of shares*: each Management Beneficiary shall acquire the right to subscribe 1/3 (one third) of said remaining shares on each of the following dates: April 1 2008, April 1 2009; and April 1 2010, respectively.

- *Validity period of the option related to this portion of shares*: The validity period for the exercise of the option to acquire this portion of shares shall expire on October 1, 2008, October 1 2009 and October 1 2010, respectively. Once this term has expired, the Management Beneficiaries will no longer have the right to exercise their respective options relative to the last ¾ of the shares to be subscribed and/or purchased by same.

(c.2) **Stock Option Plan for Employee Beneficiaries:**

(i) first ¼ of the shares to be subscribed and/or purchased by the Employee Beneficiaries

- *Vesting period for the exercise of the option in relation to this portion of shares:* there is no vesting period for the exercise of the option in relation to this portion of shares.

- *Validity period of the option related to this portion of shares*: The validity period for the exercise of the option to acquire this portion of shares shall expire on October 1, 2007. Once this term has expired, the Employee Beneficiaries will no longer have the right to exercise their respective options relative to the first ¼ of the shares to be subscribed and/or purchased by same.

(ii) last ¾ of the shares to be subscribed and/or purchased by the Employee Beneficiaries

- *Vesting period for the exercise of the option in relation to this portion of shares*: each Employee Beneficiary shall acquire the right to subscribe 1/3 (one third) of said remaining shares on each of the following dates: April 1 2008, April 1 2009; and April 1 2010, respectively.

- *Validity period of the option related to this portion of shares*: The validity period for the exercise of the option to acquire this portion of shares shall expire on October 1, 2008, October 1 2009 and October 1 2010, respectively. Once this term has expired, the Employee Beneficiaries will no longer have the right to exercise their respective options relative to the last ¾ of the shares to be subscribed and/or purchased by same.

5.2 To authorize the Company's Executive Board to take all the necessary measures to grant the stock options to the indicated Beneficiaries, under the conditions defined herein, by signing the particular option granting instruments between the Company and each of the respective Beneficiaries, in the form of minutes, numbered and initialed by those presiding, which will be filed at the Company's headquarters as docs. 01 and 02, the Executive Board being further authorized to carry out any and all acts and sign any and all documents deemed necessary for the execution of the resolutions approved herein.

6. CLOSURE: There being no further matters to discuss, these minutes were drawn up, read, found to be in compliance, unanimously approved and signed by all those present.

This is a free translation of the minutes of the Meeting of the Board of Directors of EVEN CONSTRUTORA E INCORPORADORA S.A., on July 29, 2007, filed in the Company's records (signatures appended) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, June 29, 2007

Flavia Sinopoli Lafraia
Secretary

RCA_29.06.07_10h_versão registro

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly Held Company
Company Registry (NIRE) 35.300.329.520
Corporate Taxpayers' ID (CNPJ/MF) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON JUNE 29, 2007

1. DATE, TIME AND VENUE: On June 29, 2007 at 3:00 pm at the headquarters of Even Construtora e Incorporadora S.A. ("Company") in the city and state of São Paulo at Rua Funchal, 418, 29° andar, CEP 04551-060.

2. CALL NOTICE AND ATTENDANCE: The Call Notice was waived pursuant to the sole paragraph of Article 16 of the Company's Bylaws, given the presence of all of the Company's board members.

3. PRESIDING: Mr. Carlos Eduardo Terepins assumed the position of chairman, and invited Ms. Flavia Sinopoli Lafraia to act as secretary.

4. AGENDA: Decide on the increase in the capital stock of the Company, within the authorized limit, due to the partial exercise, by certain beneficiaries, of the Stock Option Plan granted by the Company, pursuant to the meeting of the Board of Directors held on June 29, 2007 ("Stock Option Plan").

5. RESOLUTIONS: The members of the Board of Directors resolved, by unanimous vote and with no restrictions, the following:

5.1 Approve the increase in the capital stock of the Company, within the authorized limit, due to the partial exercise, by certain beneficiaries, of the Stock Option Plan, with the Company's capital stock increasing from the current R$ 607,254,634.50 (six hundred and seven million, two hundred and fifty-four thousand, six hundred and thirty-four Reais and fifty Centavos) to R$ 607,257,509.78 (six hundred and seven million, two hundred and fifty-seven thousand, five hundred and nine Reais and seventy-eight Centavos), for an increase of R$2.875,28 (two thousand, eight hundred and seventy-five Reais and twenty-eight Centavos), through the issue of 287.528 (two hundred and eighty-seven thousand, five hundred and twenty-eight) new registered

even

book-entry common shares with no par value, at the issue price of R$ 0.01 (one Centavo of one Real), fixed based on the conditions contained in the respective Stock Option Plans held by the respective beneficiaries, with no right of first refusal to the other shareholders in the Company, pursuant to Article 7 of the Company's Bylaws and Article 172 of Law 6,404/76, which are hereby fully subscribed to and shall be paid up in accordance with the Subscription Bulletins signed by the respective beneficiaries of said Stock Option Plans, copies of which are filed at the headquarters of the Company.

5.2. In view of item 5.1 above, the Company's capital stock now stands at R$ 607,257,509.78 (six hundred and seven million, two hundred and fifty-seven thousand, five hundred and nine Reais and seventy-eight Centavos), divided into 140,572,502 (one hundred and forty million, five hundred and seventy-two thousand, five hundred and two) book-entry registered common shares with no par value.

5.3. The Officers of the Company are authorized to take all of the measures necessary to implement the resolutions adopted herein.

6. <u>CLOSURE</u>: There being no further business to address, these minutes were drawn up, read, unanimously approved and signed by all present.

This is a free translation of the minutes of the meeting of the board of directors of EVEN CONSTRUTORA E INCORPORADORA S.A., held on June 29, 2007, filed in the company's records. (a.a.) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, June 29, 2007

Flavia Sinopoli Lafraia
Secretary

RCA_29.06.07_15h_versão registro

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company
Corporate Registry (NIRE): 35.300.329.520
Corporate Taxpayer's ID (CNPJ): 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON AUGUST 13, 2007

1. **DATE, TIME AND VENUE:** August 13, 2007, at 11:30 am, at Even Construtora e Incorporadora S.A. ("Company") headquarters, located at Rua Funchal, 418, 29°, conj. 2901, CEP 04551-060, in the city and state of São Paulo.

2. **CALL AND ATTENDANCE:** Meeting called on August 03, 2007, via a fax delivered to all members, pursuant to article 16 of the Company's Bylaws. All the members attended the meeting.

3. **PRESIDING:** Carlos Eduardo Terepins – Chairman
Flavia Sinopoli Lafraia – Secretary

4. **AGENDA:** To approve the Company's Quarterly Financial Statements for the period between April 01, 2007 and June 30, 2007.

5. **RESOLUTIONS:** The members of the Board, decided by unanimous vote and without any restrictions:

To approve the Company's Quarterly Financial Statements for the period between April 01, 2007 and June 30, 2007.

6. **CLOSURE:** There being no further issues to address, the present minutes were drawn up, read, found to be in compliance and signed by all the members in attendance.

This is a free translation of the minutes of EVEN CONSTRUTORA E INCORPORADORA S.A., Board of Directors Meeting, held on August 13, 2007, drawn up in the Company's records. (signatures appended) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, August 13, 2007.

FLAVIA SINOPOLI LAFRAIA
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Publicly-held Company

Company Registry (NIRE) 35.300.329.520

Corporate Taxpayers' ID (CNPJ) 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 22, 2007

1. **DATE, TIME AND VENUE**: Held on August 22, 2007, at 10:00 am at Even Construtora e Incorporadora S.A. ("Company") headquarters, located at Rua Funchal, 418, 29° andar, CEP 04551-060, in the city and state of São Paulo.

2. **CALL NOTICE AND ATTENDANCE**: Call notice was waived pursuant to the sole paragraph of article 16 of the Company's Bylaws, due to the attendance of all the members of the Board.

3. **CHAIR**: Mr. Carlos Eduardo Terepins presided over the meeting, inviting Mrs. Flavia Sinopoli Lafraia to serve as his secretary.

4. **AGENDA:** (i) to approve the acquisition of a loan in the amount of R$75,000,000.00 (seventy five million reais) from Banco Itaú BBA S.A., to finance the Company's working capital needs; and (ii) other matters of the Company's interest.

5. **RESOLUTIONS:** The members of the Board decided, by unanimous vote and without any restrictions, to authorize:

5.1 The Executive Board to acquire a five-year loan in the amount of R$75,000,000.00 (seventy five million reais) to finance the Company's working capital needs, to be amortized from the third year, pursuant to the terms and conditions of the bank letter of credit which, after being numbered and signed by the chair, will be filed at the Company's headquarters. The Executive Board is authorized to take any and all measures, including the signing of other documents necessary to give effect to said approval.

6. **CLOSURE:** There being no further issues to address, these minutes were read, unanimously approved and signed by all the members in attendance.

The present document is a faithful copy of the minutes of EVEN CONSTRUTORA E INCORPORADORA S.A.'s Board of Directors meeting held on August 22, 2007, drawn up in the company's records. (Signatures appended) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, August 22, 2007

Flavia Sinopoli Lafraia
Secretary

Even Construtora e Incorporadora S.A.

Corporate Taxpayer's ID (CNPJ/MF): 43.470.988/0001-65
Company Registry (Corporate Registry (NIRE): 35.3.0032952.0

Minutes of the Board of Executive Officers' Meeting of September 3, 2007

Date, time and venue: September 3, 2007, at 10:00, at the Company's headquarters, located at Rua Funchal 418, 29° andar, Conj. 2901, Condomínio e-Tower São Paulo, in the City and State of São Paulo, CEP 04551-908.

Attendance: All members of the Company's Board of Executive Officers, a call notice having been dispense with pursuant to the Company's Bylaws.

Presiding: **Chairman:** Abrão Muszkat
Secretary: Flavia Sinopoli Lafraia

Agenda: To decide on the opening of a Company branch in the City of Belo Horizonte, State of Minas Gerais.

Resolutions: Pursuant to the sole paragraph of article 2 of the Company's Bylaws, the Executive Officers unanimously approved the opening of a Company branch at Avenida Afonso Pena, 4100, 4° pavimento, Edifício Atlântico, in the City of Belo Horizonte, State of Minas Gerais, and authorized Company's management to take all the necessary steps to formalize this resolution.

Closure: There being no further matters to discuss, these minutes were drawn up, read, found to be in compliance, unanimously approved and signed by all.

This is a free translation of the original minutes of the Meeting of the Board of Executive Officers of EVEN CONSTRUTORA E INCORPORADORA S.A., held on September 3, 2007, drawn up in the Company's records. (signatures appended.) Carlos Eduardo Terepins – CEO; Abrão Muszkat – Chief Corporate Affairs Officer; Hélio Baptista Novaes – CFO and IRO; Silvio Luiz Gava – Chief Technical Officer; and João Eduardo de Azevedo Silva – Chief Development Officer.

Abrão Muszkat
Chairman

Flavia Sinopoli Lafraia
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company

COMPANY REGISTRY (NIRE) NO. 35.300.329.520
CORPORATE TAXPAYERS (CNPJ/MF) ID. 43.470.988/0001-65

**MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON SEPTEMBER 13, 2007**

1. DATE, TIME AND VENUE: On September 13, 2007, at 10 am, at the headquarters of Even Construtora e Incorporadora S.A. ("Company"), located at Rua Funchal, 418, 29° andar, CEP 04551-060, in the city and state of São Paulo.

2. CALL NOTICE AND ATTENDANCE: Call Notice was dispensed with, pursuant to the sole paragraph of article 16 of the Company's Bylaws, given that all members of the Company's Board of Directors were present.

3. CHAIR: Mr. Carlos Eduardo Terepins chaired the meeting and invited Ms. Flavia Sinopoli Lafraia to act as Secretary.

   AGENDA: To approve the acquisition of a loan in the amount of up to R$75,000,000.00 (seventy five million reais) from Unibanco – União de Bancos Brasileiros S.A., to finance the Company's working capital needs.

4. RESOLUTIONS: The members of the Board decided, by unanimous vote and without any restrictions, to authorize:

5.1. The Executive Board to approve the acquisition of a working capital loan by the Company from Unibanco – União de Bancos Brasileiros S.A., in the amount of R$75,000,000.00 (seventy five million reais), to be due on January 14, 2008, possibly extended by up to 5 years, pursuant to the terms and conditions of the bank letter of credit which, after numbered and signed by the board, will be filed at the Company's headquarters. The Executive Board is authorized to take any and all measures, including the signing of documents required to give effect to said approval.

6. CLOSURE: There being no further issues to address, these minutes were read, unanimously approved and signed by all the members in attendance.

The present document is a faithful copy of the minutes of EVEN CONSTRUTORA E INCORPORADORA S.A.'s Board of Directors meeting held on September 13, 2007, drawn up in the company's records. (Signatures appended) Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, September 13, 2007

Flavia Sinopoli Lafraia

Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

PUBLICLY HELD COMPANY

COMPANY REGISTRY (NIRE): 35.300.329.520
CORPORATE TAXPAYER'S ID (CNPJ/MF): 43.470.988/0001-65

**MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON SEPTEMBER 14, 2007**

1. **DATE, TIME AND VENUE**: On September 14, 2007, at 10 am, at the Even Construtora e Incorporadora S.A.'s ("Company") headquarters, located at Rua Funchal, 418, 29° pavimento, CEP 04551-060, in the city and state of São Paulo.

2. **ATTENDANCE**: The Call Notice was dispensed with, pursuant to the sole paragraph of article 16 of the Company's Bylaws, given that all members of the Company's Board of Directors were present.

3. **PRESIDING**: Mr. Carlos Eduardo Terepins assumed the Chairmanship of the Meeting and invited Ms. Flavia Sinopoli Lafraia to act as Secretary.

4. **AGENDA**: To decide on: (i) the approval of the Regulations of the Company's Stock Option Plan; and (ii) the granting of the Company's stock options, within the scope of the Regulations mentioned in item 'i' above.

5. **RESOLUTIONS**: Following examination and discussion, those Members of the Board of Directors in attendance unanimously resolved:

5.1. Pursuant to the terms and conditions for the implementation of the Company's Stock Option Plan approved by the Extraordinary Shareholders' Meetings of February 13 and March 7, 2007, to approve the Regulations of the Stock Option Plans, which regulate the granting of the Company's stock options or share subscriptions to its employees. A copy of these Regulations is hereby signed by all the members of the Board of Directors and filed at the Company's headquarters.

5.2. To approve, within the terms of the Regulations approved in item 5.1 above, the granting of the Company's stock options to certain employees, through the execution of the Stock Option Plans by the Company. A copy of the Plans mentioned are herein signed by all the members of the Board of Directors and filed at the Company's headquarters.

5.3 The eventual granting of the Company's stock option to other employees will be approved by the Board of Directors or the Board of Executive Officers, according to the aforementioned Regulations.

6. CLOSURE: There being no further matters to discuss, these minutes were drawn up, read and unanimously approved.

São Paulo, September 14, 2007

Presiding:

Carlos Eduardo Terepins

Chairman

Flavia Sinopoli Lafraia

Secretary

<u>Board members</u>:

Carlos Eduardo Terepins

Luis Terepins

Abrão Muszkat

Claudio Kier Citrin

Rubens Antonio Tiburski

Paolo Enrico Maria Zaghen

Lidia Goldenstein

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company
Company Registry (NIRE) No. 35.300.329.520
Corporate Taxpayers (CNPJ/MF) No. 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 26, 2007

1. <u>DATE, TIME AND LOCATION</u>: October 26, 2007 at 10:00 a.m. at the headquarters of Even Construtora e Incorporadora S.A. ("<u>Company</u>") in the city and state of São Paulo at Rua Funchal, 418, 29°, conj. 2901, CEP 04551-060.

2. <u>ATTENDANCE</u>: Call notice waived pursuant to the terms of article 16, sole paragraph of the Company's Bylaws, due to the attendance of all members of the Board of Directors.

3. **<u>PRESIDING BOARD</u>**: Carlos Eduardo Terepins – Chairman
Flavia Sinopoli Lafraia – Secretary

4. <u>AGENDA:</u> **(I)** decide on the institution of the Company's First Debentures Distribution Program, pursuant to Instruction 400 issued by Brazil's Securities and Exchange Commission (*Comissão de Valores Mobiliários – CVM*) dated December 29, 2003 and amendments thereto ("CVM Instruction 400"), consisting of debentures not convertible into shares, in the amount of up to R$500,000,000.00 (five hundred million reais) ("<u>Program</u>"); **(II)** decide on the second issue of debentures by the Company (first issue under the scope of the Program), consisting of the public distribution of up to 15,000 (fifteen thousand) simple, non-convertible, unsecured debentures with unit value of R$10,000.00 (ten thousand reais) per unit, in the total amount of R$150,000,000.00 (one hundred and fifty million reais) ("<u>Debentures</u>"), pursuant to Article 59 of Law 6,404 dated December 15, 1976, and amendments thereto ("Brazilian Corporate Law"); and **(III)** decide on the authorization to be given to the Company's Executive Board to take all necessary measures to implement the Program and execute the Debentures issue, ratifying all acts performed to date by the Executive Board for said purpose.

5. <u>RESOLUTIONS</u>: The members of the Board of Directors hereby decide, by unanimous vote and with no restrictions, to:

5.1 Approve the institution of the Company's First Securities Distribution Program, with maximum duration of 2 (two) years, pursuant to CVM Instruction 400, consisting of non-convertible debentures, in the amount of up to R$500,000,000.00 (five hundred million reais);

5.2 Approve the execution of the Company's second issue of debentures, which represents the first issue of simple debentures under the scope of the Program ("Issue"), with the following characteristics, as described in the attached text from the Deed of Issue of the Debentures:

(a) **Issuer:** Even Construtora e Incorporadora S.A.;

(b) **Lead Managers:** Banco Itaú BBA S.A. and Unibanco – União de Bancos Brasileiros S.A.;

(c) **Total Issue**: the total amount of the issue is R$150,000,000.00 (one hundred and fifty million reais) ("Total Issue");

(d) **Series Number**: the issue shall be executed in a single series;

(e) **Number of Debentures:** 15,000 (fifteen thousand) Debentures will be issued;

(f) **Nominal Unit Value:** the nominal unit value of the Debentures is R$10,000.00 (ten thousand reais) on the date of issue ("Nominal Unit Value");

(g) **Additional Debentures and Overallotment Debentures**: for the purposes of Article 14, Paragraph 2 and Article 24 of CVM Instruction 400, the number of Debentures in the Issue may not be increased;

(h) **Convertibility**: the Debentures are not convertible into the Company's shares;

(i) **Form**: the Debentures are registered and book-entry;

(j) **Class**: the Debentures are unsecured;

(k) **Amortization**: the Debentures will be amortized in 3 (three) consecutive annual installments, starting in month 36 (inclusive) calculated from the base date of October 1, 2007 ("Issue Date"), i.e., on October 1, 2010, October 1, 2011 and October 1, 2012 (each

the "Amortization Date"), observing the amortization ratio of 1/3 (one third) on each Amortization Date;

(l) **Maturity**: the Debentures will mature in 5 (five) years as from the Issue Date, with final maturity on October 1, 2012 ("Maturity Date"). On the occasion of the Maturity Date, the Company agrees to pay the outstanding balance of the Nominal Unit Value of the Debentures still in circulation, plus the Remuneration, as defined in item "(o)" below;

(m) **Resetting**: the Debentures are not subject to any scheduled resetting;

(n) **Payment Location**: payments due on the Debentures will be effected (i) by adopting the procedures of CETIP – Custody and Settlement ("CETIP") for Debentures registered with the National Debentures System – SND ("SND"); or (ii) through Banco Itaú S.A. ("Mandated Bank") for the holders of Debentures not registered with the SND;

(o) **Remuneration**: as of the Issue Date, the unamortized Nominal Unit Value of the Debentures is subject to compensatory interests based on the accrued average daily rates of the Interbank Overnight Rate – Extra Group, expressed in an annual percentage rate, based on a year of 252 (two hundred and fifty two) working days, calculated and published by CETIP in its daily publication *Informativo Diário* available on its website (http://www.cetip.com.br) and in the newspaper *Gazeta Mercantil*, Brazilian Edition, or, in its absence, in another high circulation newspaper ("DI Rate"), plus a spread of 1.30% (one whole and thirty hundredsths per cent) per year ("Remuneration");

(p) **Remuneration Frequency**: The Remuneration is paid on a semiannual basis calculated based on the Issue Date and effected on the first day of the months of April and October of each year (each date the "Remuneration Payment Date"). The first Remuneration Payment Date is April 1, 2008 and the last is the Maturity Date;

(q) **Early Redemption**: The Debentures in this Issue are not subject to early redemption by the Company;

(r) **Optional Purchase**: the Company may, at any time, purchase outstanding Debentures, subject to the provisions set forth in Article 55, Paragraph 2 of Brazilian Corporate Law. The Debentures purchased by the Company may be cancelled, remain in the Company's treasury or be placed once again in the market. The Debentures purchased by the Company

to be held in treasury pursuant to this section shall, when and if placed once again in the market, be entitled to the same Remuneration as the other outstanding Debentures;

(s) **Default Charges**: In the event of any default attributable to the Company in the payment of any amounts due to Debenture Holders, all overdue and unpaid amounts shall continue to be entitled to the applicable Remuneration and also be subject to (i) a standard and fixed fine for overdue payment of a non-compensatory nature of 2% (two percent), and (ii) interest on arrears at a rate of 1% (one percent) per month, with both amounts calculated based on the overdue amounts from the date of default until the date of effective payment, independent of any notice, judicial or extrajudicial notification, plus any collection expenses;

(t) **Distribution**: The Debentures will be distributed through a public offering, in accordance with CVM Instruction 400, and an underwriting agreement, and be executed in accordance with the dates set in the Debentures Distribution Agreement. For the purposes of Article 30 of CVM Instruction 400, the partial distribution of the Debentures is not permitted;

(u) **Subscription Price**: The subscription price of the Debentures is its Nominal Unit Value plus the Remuneration described in section "(o)" above, calculated from the Issue Date until the date on which the Debentures are effectively paid in ("Subscription Price");

(v) **Payment**: the paying in of the debentures shall be effected in Brazilian currency, in cash, upon subscription, pursuant to the settlement rules of the Securities Distribution System (SDT) managed by CETIP, based on the policies and guidelines established by the Brazilian Association of Financial Market Institutions (ANDIMA);

(w) **Prepayment and Obligations**: the deed of issue of the Debentures, as well as the Debentures placement and distribution agreement, will establish events that result in the prepayment of the Debentures, according to criteria typically used for this type of operation, as well as procedures related to said events and further obligations to be undertaken by the Company, to be jointly negotiated and determined by the Company and the Lead Managers, in accordance with common practice in the market for operations of this nature; and

(x) **Use of Proceeds**: the proceeds raised by the Issue will be used to prepay loans contracted by the Company with Banco Itaú BBA S.A. in the amount of R$75,000,000.00 (seventy five million reais), and with Unibanco – União de Bancos Brasileiros S.A. in the amount of R$75,000,000.00 (seventy five million reais), both coming due in January 2008, subject to

renewal at the Company's sole discretion for an additional period of up to 5 (five) years. The proceeds obtained through said loans were used to conduct the Company's day-to-day operations, acquire new sites, develop new projects and build launched projects, as well as strengthen working capital.

5.3 Authorize and ratify the execution by the Executive Board of any and all acts necessary to institute the Program and carry out the Issue, such as executing the Deed of Issue, contracting the fiduciary agent (setting its fees), risk-rating agency, mandated bank, registering and depositary agent of the Debentures, as well as hiring the brokerage firms to carry out the public placement of the Debentures, for which purpose they may enter into the respective distribution agreement, negotiating the terms and conditions and the remuneration of the Lead Managers and any other brokerage firms.

6. CLOSURE: There being no further matters to address, these minutes were drawn up, read and unanimously approved and signed by all members in attendance.

São Paulo, October 26, 2007

____

Flavia Sinopoli Lafraia
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company
Company Registry (NIRE) No. 35.300.329.520
Corporate Taxpayers (CNPJ/MF) No. 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON NOVEMBER 05, 2007

1. **DATE, TIME AND LOCATION:** November 05 2007, at 11:30 a.m., at the headquarters of Even Construtora e Incorporadora S.A. ("Company"), in the City and State of São Paulo, at Rua Funchal, 418, 29°, conj. 2901, CEP 04551-060.

2. **ATTENDANCE:** Call Notice was sent on October 26, 2007 by fax to all members of the Board of Directors, in conformance with Article 16 of the Company's Bylaws. All permanent members of the Company's Board of Directors attended the Meeting.

3. **BOARD:** Carlos Eduardo Terepins – Chairman
Flavia Sinopoli Lafraia – Secretary

4. **AGENDA:** Approval of the Company's Quarterly Financial Statements referring to the period from July 01 2007 to September 30 2007.

5. **RESOLUTIONS:** The members of the Board of Directors, by unanimous vote with no restrictions, resolved the following:

To approve the Company's Quarterly Financial Statements referring to the period from July 01 2007 to September 30 2007.

6. **CLOSURE:** With no other matters on the agenda, these minutes were drawn up and read, found in conformance and unanimously approved, and signed by all.

These minutes are a faithful copy of the minutes of the extraordinary shareholders' meeting of EVEN CONSTRUTORA E INCORPORADORA S.A., held on November 05 2007, filed in the company's records. Signatures: Carlos Eduardo Terepins; Luis Terepins;

Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

São Paulo, November 05 2007.

FLAVIA SINOPOLI LAFRAIA
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company
Corporate Registry (NIRE): 35.300.329.520
Corporate Taxpayer's ID (CNPJ/MF):. 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON NOVEMBER 6, 2007

1. DATE, TIME AND VENUE: November 6, 2007, at 10:00 a.m. at the headquarters of Even Construtora e Incorporadora S.A. ("Company"), at Rua Funchal, 418, 29º, conj. 2901, CEP 04551-060, in the City and State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was dispensed with, pursuant to the sole paragraph of article 16 of the Company's Bylaws, given the presence of all members of the Board of Directors.

3. PRESIDING: Carlos Eduardo Terepins – Chairman
Flavia Sinopoli Lafraia – Secretary

4. AGENDA: Election of a new member of the Board of Executive Officers.

5. RESOLUTIONS: The members of the Board of Directors decided, by a unanimous vote and without reservations:

5.1 To elect, as Officer with no specific designation, Mr. **Alexandre Fonseca Dinkelmann**, Brazilian, married, electrical production engineer, bearer of ID Card (RG) no. 08.791.479-2 IFP/RJ, inscribed in the Individual Roll of Taxpayers (CPF/MF) under no. 021.475.447-28, resident and domiciled at Rua João Lourenço, 239, apto. 21, Vila Nova Conceição, in the city and state of São Paulo, to remain in office until the Company's Annual Shareholders' Meeting to approve the financial statements for the fiscal year ended December 31, 2008.

5.1.1 That Mr. **Alexandre Fonseca Dinkelmann** take up office as Officer with no specific designation by (i) signing the Instrument of Investiture in the Minutes Book of the Board of Executive Officers; (ii) presenting the Clearance Certificate, pursuant to the pertinent legislation; and (iii) signing the Instrument of Consent confirming Management's compliance with the BOVESPA's Novo Mercado Listing Rules.

5.2 That, as a result of the above resolution, the Company's Board of Executive Officers Directors shall comprise the following members: (a) Carlos Eduardo Terepins – Chief Executive Officer; (b) Abrão Muszkat – Chief Corporate Affairs Officer; (c) Hélio Baptista Novaes – Chief Financial, Administrative and Investor Relations Officer; (d) Silvio Luiz Gava – Chief Technical Officer; (e) João Eduardo de Azevedo Silva – Chief Development Officer; and (f) Alexandre Fonseca Dinkelmann – Officer with no specific designation

6. <u>CLOSURE:</u> There being no further matters to discuss, the meeting was wound up and these minutes were drawn up, read and approved by all those present. Presiding: Carlos Eduardo Terepins – Chairman; Flavia Sinopoli Lafraia - Secretary.

São Paulo, October 26, 2007

<u>Presiding</u>:

Carlos Eduardo Terepins Chairman	Flavia Sinopoli Lafraia Secretary

<u>Members</u>:

Carlos Eduardo Terepins
Chairman of the Board of Directors

(signatures of the members overleaf)

Abrão Muszkat	Claudio Kier Citrin
Lidia Goldenstein	Luis Terepins

Paolo Enrico Maria Zaghen

Rubens Antonio Tiburski

EVEN CONSTRUTORA E INCORPORADORA S.A.

Publicly-held Company

Corporate Registry (NIRE): 35.300.329.520

Corporate Taxpayer's ID (CNPJ/MF):. 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON NOVEMBER 6, 2007

1. DATE, TIME AND VENUE: November 6, 2007, at 10:00 a.m. at the headquarters of Even Construtora e Incorporadora S.A. ("Company"), at Rua Funchal, 418, 29°, conj. 2901, CEP 04551-060, in the City and State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was dispensed with, pursuant to the sole paragraph of article 16 of the Company's Bylaws, given the presence of all members of the Board of Directors.

3. PRESIDING: Carlos Eduardo Terepins – Chairman
Flavia Sinopoli Lafraia – Secretary

4. AGENDA: Election of a new member of the Board of Executive Officers.

5. RESOLUTIONS: The members of the Board of Directors decided, by a unanimous vote and without reservations:

5.1 To elect, as Officer with no specific designation, Mr. **Alexandre Fonseca Dinkelmann**, Brazilian, married, electrical production engineer, bearer of ID Card (RG) no. 08.791.479-2 IFP/RJ, inscribed in the Individual Roll of Taxpayers (CPF/MF) under no. 021.475.447-28, resident and domiciled at Rua João Lourenço, 239, apto. 21, Vila Nova Conceição, in the city and state of São Paulo, to remain in office until the Company's Annual Shareholders' Meeting to approve the financial statements for the fiscal year ended December 31, 2008.

5.1.1 That Mr. **Alexandre Fonseca Dinkelmann** take up office as Officer with no specific designation by (i) signing the Instrument of Investiture in the Minutes Book of the Board of Executive Officers; (ii) presenting the Clearance Certificate, pursuant to the pertinent legislation; and (iii) signing the Instrument of Consent confirming Management's compliance with the BOVESPA's Novo Mercado Listing Rules.

5.2 That, as a result of the above resolution, the Company's Board of Executive Officers Directors shall comprise the following members: (a) Carlos Eduardo Terepins – Chief Executive Officer; (b) Abrão Muszkat – Chief Corporate Affairs Officer; (c) Hélio Baptista Novaes – Chief Financial, Administrative and Investor Relations Officer; (d) Silvio Luiz Gava – Chief Technical Officer; (e) João Eduardo de Azevedo Silva – Chief Development Officer; and (f) Alexandre Fonseca Dinkelmann – Officer with no specific designation

6. <u>CLOSURE:</u> There being no further matters to discuss, the meeting was wound up and these minutes were drawn up, read and approved by all those present. Presiding: Carlos Eduardo Terepins – Chairman; Flavia Sinopoli Lafraia - Secretary.

São Paulo, October 26, 2007

<u>Presiding</u>:

Carlos Eduardo Terepins Chairman	Flavia Sinopoli Lafraia Secretary

<u>Members</u>:

Carlos Eduardo Terepins
Chairman of the Board of Directors

(signatures of the members overleaf)

Abrão Muszkat	Claudio Kier Citrin
Lidia Goldenstein	Luis Terepins

Paolo Enrico Maria Zaghen	Rubens Antonio Tiburski

Even Construtora e Incorporadora S.A.

Company Registry (NIRE) No. 35.300.329.520
Corporate Taxpayer's ID (CNPJ/MF) No. 43.470.988/0001-65

Minutes of the Board of Directors' Meeting held on November, 28 2007

Date, time and venue: November 28, 2007, at 10:00 am, at the Company's headquarters in the city and state of São Paulo, located at Rua Funchal, 418, 29°, Conj. 2901, "Condomínio e-Tower São Paulo", CEP 04551-060, Vila Olímpia.

Attendance: All members of the Company's Board of Directors attended the meeting, with call notice waived, pursuant to the Bylaws.

Presiding: **Chairman:** Mr. Carlos Eduardo Terepins
Secretary: Ms. Flavia Sinopoli Lafraia

Agenda: To decide on the change of address of the Company's branch office located in the city and state of Rio de Janeiro, duly registered with the Commercial Registry of the State of São Paulo under number 292.897/06-6 on October 30, 2006 and with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.9.0088531-6 on November 24, 2006.

Unanimous Resolutions:

Pursuant to article 2, sole paragraph, of the Company's Bylaws, the Board members approved the change of address of the Company's branch office located in the city and state of Rio de Janeiro, to Avenida da Américas, n° 500, Loja 101 do Bloco 14, Barra da Tijuca, CEP 22.460-100, in the city and state of Rio de Janeiro and all the measures necessary to carry out this resolution.

Closure: There being no other issues to address, these minutes were drawn up, read, and unanimously approved and signed by all members.

This is a free translation of the minutes of the extraordinary shareholders' meeting of Even Construtora e Incorporadora S.A., held on November 28, 2007, filed in the company's records. Signatures: Carlos Eduardo Terepins – CEO; Abrão Muszkat – Chief Corporate Affairs Officer; Hélio Baptista Novaes – Chief Financial, Administrative and Investor Relations Officer; Silvio Luiz Gava – Chief Technical Officer; João Eduardo de Azevedo Silva – Chief Development Officer; and Alexandre Fonseca Dinkelmann – Officer with no specific designation.

Carlos Eduardo Terepins	**Flavia Sinopoli Lafraia**
Chairman	Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.

Publicly-held Company

Company Registry (NIRE) No. 35.300.329.520

Corporate Taxpayers (CNPJ/MF) No. 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON JANUARY 29 2008

1. <u>DATE, TIME AND PLACE</u>: January 29 2008, at 10:00 a.m., at the head office of Even Construtora e Incorporadora S.A. ("<u>Company</u>"), located in the city and state of São Paulo at Rua Funchal nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001 CEP 04551-060.

2. <u>CALL NOTICE AND ATTENDANCE</u>: The call notice was dispensed with under the provisions of the Sole Paragraph of Article 16 of the Company's Bylaws, as all the members of the Board of Directors were present.

3. <u>CHAIR</u>: Chairman: Mr. Carlos Eduardo Terepins; Secretary: Mrs. Flavia Sinopoli Lafraia.

4. <u>AGENDA</u>: (I) to deliberate on the Company's third issue of debentures, the second issue of debentures being within the scope of the Company's 1st Public Issue of Debentures ("Program"), in a maximum quantity of 10,000 (ten thousand) Simple, Non-convertible, Unsecured debentures, in a Single Series, for Public Distribution, at a unitary value of R$10,000.00 (ten thousand reais), in the maximum amount of R$100,000,000.00 (one hundred million reais) ("<u>Debentures</u>"), in accordance with Article 59 of Law 6.404, of December 15 1976, as amended ("<u>Corporation Law</u>"); and (II) to deliberate on the authorization to be granted to the Company's Management for the carrying out of all measures that are necessary to the Debenture Issue, ratifying all measures taken by the Management for this purpose until the present date.

5. <u>DECISIONS</u>: The board members resolved, by unanimous vote and with no restrictions:

5.1 To approve the third issue of simple debentures by the Company, the second issue of simple debentures being within the scope of the Debentures Program ("Program"), with the following characteristics:

(a) **Issuer:** Even Construtora e Incorporadora S.A.;

(b) **Global Coordinator:** Banco Votorantim S.A.;

(c) **Total Amount of the Issue:** the total amount of the issue will be R$100,000,000.00 (one hundred million reais) ("Total Amount of the Issue");

(d) **Quantity of Series**: the issue will be held in a single series;

(e) **Quantity of Debentures:** a total of 10,000 (tem thousand) Debentures will be issued;

(f) **Total Unitary Value:** the Debentures will have a Nominal Unitary Value of R$10,000.00 (ten thousand reais) on the Date of Issue (" Total Unitary Value");

(g) **Additional Quantity and Over-Allotment**: for the purpose foreseen in Article 14, Paragraph 2, and Article 24 of CVM Instruction 400, the quantity of Debentures contemplated by the Issue cannot be increased;

(h) **Convertibility**: the Debentures will not be convertible into shares issued by the Company;

(i) **Form**: registered book-entry debentures;

(j) **Type**: unsecured Debentures;

(k) **Amortization**: the Debentures will be amortized in 02 (two) equal installments, to be paid on October 15th 2011, and on the Expiration Date. In addition, the Issuer may, at its sole discretion, amortize the Outstanding Debentures in advance, as of the 24th (twenty-forth) month as of the Date of Issue, by means of (i) payment of a premium Deed of Issue; and (ii) publication of a "Notice to Debenture Holders" with a minimum anticipation of 5 (five) business days as of the scheduled amortization payment date;

(l) **Expiration**: the Debentures will have a 5 (five)-year expiration term as of the Date of Issue, with final expiration on October 15 2012 ("Date of Issue"). On the Date of Issue, the Company undertakes to pay the remaining balance of the Total Nominal Unitary Value of the outstanding Debentures, added by the Remuneration, as defined in item "m" below;

(m) **Repricing**: the Debentures will not be subject to scheduled repricing;

(n) **Payment Location**: the payments due under the Debentures will be effected through (i) the procedures adopted by CETIP – Clearing House for the Custody and Financial Settlement of Securities ("CETIP"), for Debentures registered with the National Debenture System – SND ("SND"); or (ii) (ii) Banco Itaú S.A. ("Mandatary Bank") for the holders of Debentures not registered with the SND;

(o) **Remuneration**: The Debentures will accrue interest corresponding to a 8.75% (eight wholes and seventy five hundredths per cent) per year, 252-day base (two hundred and fifty two) business days, on the Nominal Unitary Value of the Debentures, with monetary restatement, starting as of the Date of Issue, to be paid at the end of each Debenture Capitalization Period, calculated under the compound interest rate method *pro rata temporis* business days.

(p) **Periodicity of the Remuneration Payment.** The Remuneration will be paid annually as of the Date of Issue, on October 15th, the first payment being due on October 15 2009, and the last payment being due on October 15 2012, on the Expiration Date;

(q) **Early Redemption**: the issued Debentures will not be subject to early redemption by the Company;

(r) **Optional Purchase**: the Company may purchase outstanding Debentures at any time, in accordance with Paragraph 2 of Article 55 of Corporation Law. The Debentures purchased by the Company may be cancelled, remain in treasury, or be re-placed in the market. The Debentures purchased by the Company to be held in treasury under the terms of this item, if and when re-placed in the market, will be guaranteed the same Remuneration as the remaining outstanding Debentures;

(s) **Interest and Charges on Arrears**: There being a delay caused by the Company in the payment of any amount due to the Debenture Holders, the overdue, due and unpaid amounts will be guaranteed the applicable remuneration, and will be subject to (i) a fixed pecuniary fine of 2% (two per cent), and (ii) default interest of 1% (one per cent) per month, both accrued on the overdue amounts, as of the default date until the effective payment date, regardless of any notice, judicial notification, court or out-of-court notice, in addition to collection expenses;

(t) **Issue Regime:** the Debentures will be issued under a public issue regime, in accordance with CVM Instruction 400, under standby underwriting, in compliance with the term established in the Debentures' underwriting agreement. For the purpose of Article 30 of CVM Instruction 400, partial debenture issues will not be permitted;

(u) **Subscription Price:** The subscription price of the Debentures will have their Nominal Unitary Value added by the Remuneration indicated in item (o) above, as of the Date of Issue until the effective payment of the Debentures ("Subscription Price");

(v) **Form of Payment:** payment will be denominated in national currency and will be made in cash, on the subscription date, in accordance with the settlement norms applicable to the Securities Distribution System – SDT, managed by CETIP, based on the policies and guidelines set forth by ANDIMA – National Association of Securities Dealers;

(w) **Early Maturity and Obligations:** the Debenture deed and the placement agreement referring to the issue and placement of the Debentures will create events that will imply early maturity of the Debentures, according to criteria usually applied to this type of operation, as well as procedures referring to such events and the remaining obligations to be taken over by the Company, to be mutually negotiated and defined between the Company and the Coordinators, according to the general market practices applied to this type of operation; and

(x) **Fund Allocation:** The funds raised by the Issuer through the subscription of Debentures will be destined to the normal development of the Issuer's activities, for the acquisition of land yet to be identified, and for the development of new projects.

5.2 To authorize the practice, by the Management, of all and any acts that are necessary to the holding of the Issue, such as deed of issue execution, hiring of a trustee and trustee fees' definition, rating agency, mandatary bank, custody bank and depository bank of the Debentures, as well as hiring of the brokers that will take part in the Public Issue of Debentures, and for such, execution of the corresponding placement agreement, negotiation of covenants and conditions, and the remuneration to be paid to the Coordinator and the remaining broker institutions.

6. CLOSURE: With no other matters on the agenda, these minutes were drawn up and read, found in conformance and unanimously approved, and signed by all. São Paulo, January 29 2008. Presiding: Carlos Eduardo Terepins – Chairman, and Flavia Sinopoli Lafraia – Secretary. Board Members attending the Meeting: Carlos Eduardo Terepins; Luis Terepins; Abrão

Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

These minutes are a faithful copy of the minutes of the meeting of the board of directors of EVEN CONSTRUTORA E INCORPORADORA S.A., held on January 29, 2008, filed in the company's records.

Flavia Sinopoli Lafraia
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company

Corporate Taxpayers' Id. (CNPJ/MF): 43.470.988/0001-65
Company Registry No. (NIRE): 35.300.329.520

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JANUARY 31, 2008

1. DATE, TIME AND PLACE: Held on January 31, 2008, at 10:00 a.m at the head office of Even Construtora e Incorporadora S.A. ("Company"), located at Rua Funchal, n.º 418, 29º e 30º andares, conjuntos 2901 e 3001, CEP 04551-060, city and state of São Paulo.

2. CALL NOTICE AND ATTENDANCE: Call notice was dispensed with under the provisions of the Sole Paragraph of Article 16 of the Company's Bylaws as all the members of the Board were present.

3. CHAIR: Mr. Carlos Eduardo Terepins; Secretary: Ms. Flavia Sinopoli Lafraia.

4. AGENDA: **(I)** deliberate on amending item "o" of the minutes of the Board of Directors Meeting held on January 29, 2008; and **(II)** deliberate on ratifying the acts of the Executive Board till today with regard to the object of the above-mentioned rectification.

5. DECISIONS: The members of the Board of Directors decided, by unanimous vote and without restrictions, to approve:

5.1 Amendment of item "o" of the minutes of the Board of Directors Meeting held on January 29, 2008, in order to include the provision that the remuneration of the debentures issued under the offering referred to by the minutes of the Board of Directors Meeting held on January 29, 2008, will consist of interest at 8.75% (eight point seven five per cent) per year, basis 252 (two hundred, fifty-two) business days, on the Nominal Unitary Value of the Debentures, with monetary restatement based on the Extended Consumer Price Index (IPCA), calculated and published by the Brazilian Institute of Geography and Statistics (IBGE), starting from the date of issue, to be paid at the end of each Debenture Capitalization period, calculated under the compound interest method *pro rata temporis* business days. Consequent to the above decision, the text in the minutes of the Board of

Directors Meeting held on January 29, 2008, which reads as "(o) **Remuneration**: The Debentures will accrue interest at 8.75% (eight point seven five per cent) per year, basis 252 (two hundred, fifty-two) business days, on the Nominal Unitary Value of the Debentures, with monetary restatement from the Date of Issue and paid at the end of each Debenture Capitalization Period, calculated under the compound interest method *pro rata temporis* business days", should read as: "(o) **Remuneration**: The Debentures will accrue interest at the rate of 8.75% (eight point seven five per cent) per year, basis 252 (two hundred, fifty-two) business days, on the Nominal Unitary Value of the Debentures, with monetary restatement based on the Extended Consumer Price Index (IPCA), calculated and published by the Brazilian Institute of Geography and Statistics (IBGE), starting from the date of issue, to be paid at the end of each Debenture Capitalization period, calculated under the compound interest method *pro rata temporis* business days".

5.2 Ratification of the acts of the Executive Board till the present date, with regard to the object of the aforementioned rectification, including but not limited to execution of the debenture deed.

6. CLOSURE: With no other item to address, the meeting was called to close and the minutes were drawn up, read, approved, and signed by all the board members present.

São Paulo, January 31, 2008.

Flavia Sinopoli Lafraia
Secretary

EVEN CONSTRUTORA E INCORPORADORA S.A.
Publicly-held Company

Corporate Taxpayers' Id. (CNPJ/MF): 43.470.988/0001-65
Company Registry No. (NIRE): 35.300.329.520

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MARCH 10, 2008

1. DATE, TIME AND PLACE: Held on March 10, 2008, at 10:00 a.m. at the head office of Even Construtora e Incorporadora S.A. ("Company"), located at Rua Funchal, n.° 418, 29° e 30° andares, conjuntos 2901 e 3001, CEP 04551-060, city and state of São Paulo.

2. CALL NOTICE AND ATTENDANCE: Call notice was dispensed with under the provisions of the Sole Paragraph of Article 16 of the Company's Bylaws as all the members of the Board were present.

3. CHAIR: Mr. Carlos Eduardo Terepins; Secretary: Ms. Flavia Sinopoli Lafraia.

4. AGENDA: (I) deliberate on: (i) examination and approval of the Management Report and the Financial Statements, as well as the Report of Independent Auditors, referring to the fiscal year ended on December 31, 2007; (ii) examination and approval of the proposal for allocation of the net income for the fiscal year ended on December 31, 2007 and dividends distribution; and (iii) approval of the call notice for the shareholders to meet at the Company's Annual General Meeting.

1. RESOLUTIONS TAKEN BY UNANIMOUS VOTE AND WITHOUT ANY RESTRICTIONS: Upon the instatement of the Meeting, after the analysis and discussion of the matters of the agenda, the members of the Board of Directors who attended the meeting, by unanimous vote and without any restrictions, resolved:

5.1 To approve the Management Report and the Financial Statements of the Company, and also the Report of Independent Auditors, referring to the fiscal year ended on December 31, 2007.

5.2 To approve, pursuant to Article 20 of the Company's Bylaws and by referendum of the Annual General Meeting of the Company, the management's proposal to allocate the net income for the year ended on December 31, 2007, in the total amount of twenty-

nine million, forty-one thousand, three hundred and four reais and sixty-one centavos (R$29,041,304.61) as follows:

(i) five per cent (5%) of the net income, corresponding to one million, four hundred and fifty-two thousand, sixty-five reais and twenty-three centavos (R$1,452,065.23), shall be allocated to the Legal Reserve, pursuant to the Article 193 of Law No. 6,404/76, as amended ("Brazilian Corporate Law");

(ii) twenty-five per cent (25%) of the net income adjusted according to Article 202 of the Brazilian Corporate Law, corresponding to six million, eight hundred and ninety-seven thousand, three hundred and nine reais and eighty-five centavos (R$6,897,309.85), shall be distributed to the shareholders as mandatory dividends, in the exact proportion of their interest in the Company's capital stock; and

(iii) to allocate twenty million, six hundred and ninety-one thousand, nine hundred and twenty-nine reais and fifty-four centavos (R$20,691,929.54) to the retained earnings reserve.

(iv) To approve the retained earnings reserve, in the total amount of forty-four million, six hundred and seventy-seven thousand, nine hundred and one reais and eleven centavos (R$44,677,901.11), set up from the balance of the retained earnings reserve as of 2006 and allocation of a part of the net income for the year verified on 12.31.07, as approved in item "iii" above, to meet the commitments made by the Company in the construction of projects launched up to 12.31.2007;

5.3 To approve the call notice for the Annual General Meeting of the Company to be held in April 2008.

6. <u>CLOSURE</u>: With no other item to address, the meeting was called to close and the minutes were drawn up, read, approved, and signed by all the board members present.

São Paulo, March 10, 2008.

Flavia Sinopoli Lafraia
Secretary

Chair:

CARLOS EDUARDO TEREPINS Chairman	FLAVIA SINOPOLI LAFRAIA Secretary

Attending Members:

ABRÃO MUSZKAT	CARLOS EDUARDO TEREPINS
CLÁUDIO KIER CITRIN	LIDIA GOLDENSTEIN.
LUÍS TEREPINS	PAOLO ENRICO MARIA ZAGHEN

RUBENS ANTONIO TIBURSKI

EVEN CONSTRUTORA E INCORPORADORA S.A.

Publicly-held Company

Company Registry (NIRE) No. 35.300.329.520

Corporate Taxpayer's ID (CNPJ/MF) No. 43.470.988/0001-65

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON APRIL 1, 2008

1. DATE, TIME AND VENUE: April 1 2008, at 10.00 a.m., at the head office of Even Construtora e Incorporadora S.A. ("Company"), located at Rua Funchal nº 418, 29º e 30º pavimentos, Conjuntos 2901 e 3001 CEP 04551-060, in the city and state of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was dispensed with under the provisions of the Sole Paragraph of Article 16 of the Company's Bylaws, as all the members of the Board of Directors were present.

3. CHAIR: Chairman: Mr. Carlos Eduardo Terepins; Secretary: Mrs. Flavia Sinopoli Lafraia.

4. AGENDA: To decide on the increase of the Company's capital stock, within the authorized limit, via the partial exercise, by certain beneficiaries, of the Company's Stock Purchase Options, as approved by the Board of Directors' meeting of June 29, 2007 ("Stock Purchase Options").

5. RESOLUTIONS: The members of the Board of Directors decided, by unanimous vote and without restrictions, to approve:

5.1 To approve the increase in the Company's capital stock, within the authorized limit, via the partial exercise, by certain beneficiaries, of the Company's Stock Purchase Options, from R$607,257,509.78 (six hundred and seven million, two hundred fifty-seven thousand, five hundred nine Brazilian Reais and seventy-eight centavos) to R$607,260,385.06 (six hundred and seven million, two hundred sixty thousand, three hundred eighty-five Brazilian Reais and six centavos). The increase of R$2,875.28 (two thousand, eight hundred seventy-five Brazilian reais and twenty-eight centavos) results from the issue of 287,528 (two hundred eighty-seven thousand, five hundred twenty-eight) new registered, book-entry shares with no par value, at the issue price of R$0.01 (one centavo), based on the conditions in the respective Stock Purchase Options held by the respective

beneficiaries, without first-refusal rights for the Company's other shareholders, pursuant to article 7 of the Company's By-laws and article 172 of Law 6.404/76, which are fully subscribed herein and will be paid-in pursuant to the Subscription Bulletins executed by the respective beneficiaries of said Stock Purchase Options. Copies of same are filed at the Company's headquarters.

5.2. As a consequence of the aforementioned item (5.1), the Company's capital stock now comprises R$607,260,385.06 (six hundred and seven million, two hundred sixty thousand, three hundred eighty-five Brazilian reais and six centavos), divided into 140,860,030 (one hundred forty million, eight hundred sixty thousand, thirty) registered book-entry shares, with no par value.

5.3. The Company's Executive Officers are authorized to take all required measures to implement said resolutions.

6. <u>CLOSURE:</u> With no other matters on the agenda, these minutes were drawn up and read, found in conformance and unanimously approved, and signed by all.

This is a free translation of the minutes of the meeting of the board of directors of Even Construtora e Incorporadora S.A., held on April 1, 2008, filed in the company's records. Board Members attending the Meeting: Carlos Eduardo Terepins; Luis Terepins; Abrão Muszkat; Claudio Kier Citrin; Rubens Antonio Tiburski; Paolo Enrico Maria Zaghen and Lidia Goldenstein.

Flavia Sinopoli Lafraia
Secretary

END